Dreyfus
Investment Portfolios,
Core Bond Portfolio

ANNUAL REPORT December 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses With Those of Other Funds

9 Statement of Investments

16 Statement of Securities Sold Short

16 Statement of Options Written

17 Statement of Assets and Liabilities

18 Statement of Operations

19 Statement of Changes in Net Assets

21 Financial Highlights

23 Notes to Financial Statements

35 Report of Independent Registered Public Accounting Firm

36 Important Tax Information

37 Board Members Information

39 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Core Bond Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that managed the portfolio during the prior fiscal year.

Despite a moderately growing economy and rising interest rates over the second half of the year, the yield of the benchmark 10-year U.S. Treasury bond ended 2004 virtually unchanged from where it began. At the same time, corporate bonds generally continued to gain value as business conditions improved, and mortgage-backed securities benefited from waning prepayment activity among homeowners.

Can bonds continue to deliver positive results in 2005? No one knows for certain. However, with short-term interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 1, 2005



DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Investment Portfolios, Core Bond Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio's Initial shares achieved a total return of 4.54%, and its Service shares achieved a total return of 4.36%.[1] The portfolio produced aggregate income dividends of $0.5500 per share and $0.5387 per share for its Initial and Service shares, respectively. In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the portfolio's benchmark index, produced a total return of 4.34% for the same period.[2]

Despite rising short-term interest rates, the bond market continued to rally during the reporting period as investors reacted to low inflation and improving business conditions for corporate bond issuers. The portfolio produced modestly higher returns than the Index, primarily because of strong performance toward the end of the year from its holdings of emerging-markets bonds and Treasury Inflation Protected Securities (TIPS).

What is the portfolio's investment approach?

The portfolio seeks to maximize total return through both capital appreciation and current income. The portfolio invests at least 80% of its assets in bonds, including U.S. Treasury securities, U.S. government agency securities, corporate bonds, foreign bonds, mortgage- and asset-backed securities, convertible securities and preferred stocks. The portfolio may invest up to 35% of its assets in bonds rated below investment-grade credit quality, also known as high-yield securities.

The Dreyfus Taxable Fixed Income Team's approach emphasized:

• *Fundamental economic analysis.* Our review of U.S. economic conditions helps us establish the portfolio's average duration, which is a measure of sensitivity to interest-rate changes. If interest rates appear to be rising, we will generally reduce the portfolio's average duration to keep cash available for the purchase of higher-yielding securities as they become

available. If interest rates appear to be declining, we will generally increase the portfolio's average duration to lock in prevailing yields.

- *Sector allocation.* We allocate assets among the various sectors of the fixed-income marketplace according to their relative attractiveness based on prevailing and expected market and economic conditions.

- *Security selection.* We choose individual securities according to factors that include their yields, prices, liquidity and the financial health of their issuers.

What other factors affected the portfolio's performance?

Early in the reporting period, it appeared to us that the U.S. economy was poised for stronger economic growth, which we expected to lead to intensifying inflationary pressures and higher short-term interest rates from the Federal Reserve Board (the "Fed"). Accordingly, we established a more defensive investment posture, emphasizing securities that we believed would benefit from narrower yield differences among bonds of various maturities.

In April 2004, inflationary pressures appeared to resurface when U.S. labor markets strengthened and energy prices surged. In this changing environment, the portfolio's relatively defensive positioning enabled it to avoid the full brunt of the bond market's springtime decline, which occurred in advance of the Fed's first interest-rate increases in more than four years.

Although the economy hit a soft patch during the summer and political uncertainty extended into the fall, the Fed continued to raise short-term interest rates. In fact, the Fed raised the overnight federal funds rate five times between June and December, driving it from 1% to 2.25% as of year-end.

The portfolio enjoyed strong contributions from corporate bonds in 2004, which gained value as business conditions improved and many issuers strengthened their balance sheets and enhanced earnings. The portfolio received especially strong contributions to performance from bonds issued by companies in the oil and gas industry and from individual holdings that received credit-rating upgrades during the reporting period. The portfolio's relatively heavy exposure to mortgage-backed securities also helped boost returns.

Later in the reporting period, we reduced the fund's average duration to a range we considered slightly shorter than industry averages, which positioned the fund for rising longer-term U.S. bond yields. In addition, we increased the portfolio's holdings of bonds issued by foreign governments in the emerging markets, such as Brazil, where local economies benefited from rising global demand for industrial commodities. The weakening U.S. dollar relative to other major currencies also boosted the value of foreign bonds. Finally, we established a significant position in TIPS, which rallied toward year-end as U.S. economic growth and inflation expectations intensified.

What is the portfolio's current strategy?

Effective January 31, 2005, Kent Wosepka assumed the management responsibilities of the portfolio. Marc Seidner was appointed as an additional portfolio manager. Mr. Wosepka also is a Senior Portfolio Manager for Active Core Strategies with Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Seidner also is the Director of Active Core Strategies, responsible for the development, implementation and execution of strategies for all core fixed-income portfolios, with Standish Mellon. Each manages the portfolio under a dual-employee relationship with Dreyfus.

February 1, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement that was in effect through December 31, 2004, and has been extended to December 31, 2005. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Core Bond Portfolio Initial shares and Service shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	From Inception
Initial shares	**5/1/00**	**4.54%**	**6.78%**
Service shares	**5/1/00**	**4.36%**	**6.71%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.***

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Core Bond Portfolio on 5/1/00 (inception date of Initial shares) to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Core Bond Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.73	$ 4.14
Ending value (after expenses)	$1,061.70	$1,060.90

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.66	$ 4.06
Ending value (after expenses)	$1,021.52	$1,021.11

† *Expenses are equal to the portfolio's annualized expense ratio of .72% for Initial shares and .80% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Bonds and Notes−84.3%	Principal Amount [a]	Value ($)
Advertising−.4%		
Interpublic Group of Cos,		
Notes, 5.4%, 2009	335,000	**340,831**
Aerospace & Defense−.5%		
General Dynamics,		
Sr. Notes, 4.5%, 2010	378,000	**386,716**
Airlines−.4%		
American Airlines,		
Pass-Through Ctfs.,		
Ser. 1999-1, 7.024%, 2009	159,000	163,681
Continental Airlines,		
Pass-Through Ctfs.,		
Ser. 1998-1, Cl. A, 6.648%, 2017	126,873	123,312
US Airways,		
Enhanced Equipment Notes,		
Ser. C, 8.93%, 2009	42,614 [b]	4
		286,997
Asset-Backed Ctfs./Credit Cards−.7%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	525,000	**583,139**
Asset-Backed Ctfs./Home Equity Loans−1.2%		
Conseco Finance Securitization,		
Ser. 2000-E, Cl. A5, 8.02%, 2031	99,856	100,109
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	820,000	819,195
The Money Store Home Equity Trust,		
Ser. 1998-B, Cl. AF8, 6.11%, 2010	13,743	13,761
		933,065
Auto Manufacturing−1.2%		
General Motors,		
Debs, 8.375%, 2033	885,000	**919,473**
Automotive, Trucks & Parts−.4%		
Lear,		
Sr. Notes, Ser. B, 8.11%, 2009	303,000	**343,967**
Commercial Mortgage Pass-Through Ctfs.−.1%		
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. A1A, 6.26%, 2040	103,108	**104,743**

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Diversified Financial Services−2.4%			
Capital One Bank,			
Sub. Notes, 6.5%, 2013		315,000	344,761
Ford Motor Credit:			
Notes, 2.67%, 2007		125,000 [c]	123,053
Notes, 3.37875%, 2007		275,000 [c]	273,220
GMAC,			
Notes, 6.75%, 2014		781,000	783,466
Morgan Stanley,			
Sub. Notes, 4.75%, 2014		186,000	181,574
NB Capital Trust,			
Bonds, 7.83%, 2026		201,000	221,261
			1,927,335
Electric Utilities−1.2%			
Pacific Gas & Electric,			
First Mortgage, 4.8%, 2014		301,000	300,496
Public Service Company of Colorado,			
First Collateral Trust Bonds, Ser. 12, 4.875%, 2013		403,000	410,113
SCANA,			
Sr. Notes, 2.74%, 2006		271,000 [c]	271,745
			982,354
Entertainment−.7%			
GTECH,			
Notes, 4.75%, 2010		559,000	**561,837**
Foreign/Governmental−18.3%			
Byggingarsjodur Verkamanna,			
Bonds, Ser. 3, 3.75%, 2044	ISK	40,576,307 [d]	694,200
Canadian Government Bond:			
Bonds, 4%, 2031	CAD	520,000 [e]	696,261
Bonds, 5%, 2014	CAD	1,240,000	1,088,189
Federative Republic of Brazil,			
Bonds, 11%, 2040		1,380,000 [f]	1,639,095
Iceland Rikisbref,			
Notes, 7.25%, 2013	ISK	166,080,000	2,674,391
Mexican Bonos,			
Bonds, 8%, 2023	MXN	990,000	69,980

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Foreign/Governmental (continued)			
National Treasury of Mexico, Inflation-Linked Bonds, 3.5%, 2013	MXN	700,000 [g]	199,001
New Zealand Government, Bonds, Ser. 413, 6.5%, 2013	NZD	1,800,000	1,339,859
Republic of Columbia, Bonds, 10.375%, 2033		500,000	580,000
Republic of Peru: Bonds, 8.375%, 2016		425,000	478,125
Bonds, 8.75%, 2033		1,176,000	1,281,840
Republic of Philippines Notes, 10.625%, 2025		435,000	466,538
Republic of Poland, Bonds, 3%, 2016	PLN	3,925,000 [h]	1,281,358
United Kingdom GILT, Bonds, 5%, 2014	GBP	975,000	1,945,482
			14,434,319
Health Care−1.3%			
HCA, Notes, 5.5%, 2009		245,000	245,341
Manor Care, Notes, 6.25%, 2013		328,000	351,105
Medco Health Solutions, Sr. Notes, 7.25%, 2013		368,000	412,333
			1,008,779
Media−1.6%			
Comcast, Notes, 6.5%, 2015		418,000	465,502
TCA Cable TV, Debs., 6.53%, 2028		357,000	384,032
Time Warner Entertainment, Sr. Notes, 8.375%, 2033		343,000	444,532
			1,294,066
Mining & Metals−.3%			
Noranda, Notes, 6%, 2015		220,000	**230,805**

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Oil & Gas−.7%		
Kerr-McGee,		
Notes, 6.95%, 2024	500,000	**554,449**
Pipelines−.8%		
Plains All American Pipeline Finance:		
Bonds, 5.875%, 2016	250,000 [i]	258,708
Sr. Notes, 5.625%, 2013	375,000	386,403
		645,111
Property-Casualty Insurance−.5%		
Oil Casualty Insurance,		
Deferrable Sub. Debs., 8%, 2034	415,000 [i]	**419,694**
Real Estate Investment Trusts−.1%		
EOP Operating,		
Sr. Notes, 7%, 2011	75,000	**84,693**
Residential Mortgage Pass-Through Ctfs.−3.8%		
Bank of America Mortgage Securities II,		
Ser. 2003-1, Cl. B4, 5.25%, 2018	137,434 [i]	138,382
Chase Mortgage Finance:		
Ser. 2003-S1, Cl. B3, 5.072%, 2018	320,518 [i]	302,794
Ser. 2003-S2, Cl. B3, 5%, 2018	252,321 [i]	237,030
Ser. 2003-S2, Cl. B4, 5%, 2018	125,702 [i]	103,251
Ser. 2003-S2, Cl. B5, 5%, 2018	253,208 [i]	115,539
Countrywide Home Loans,		
Ser. 2003-15, Cl. B5, 4.874%, 2018	558,250 [i]	262,378
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	1,540,170	1,597,096
Residential Funding Mortgage Securities I,		
Ser. 2003-S1, Cl. B1, 5%, 2018	276,859 [i]	261,106
		3,017,576
Retail−.8%		
Saks,		
Notes, 7%, 2013	11,000	11,289
Tricon Global,		
Sr. Notes, 8.875%, 2011	465,000	575,233
		586,522

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Structured Index—1.6%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	1,315,000 [i,j]	**1,247,278**
Telecommunications—2.8%		
British Telecommunications,		
Notes, 8.375%, 2010	359,000	431,627
Lucent Technologies,		
Debs., Ser. B, 2.75%, 2025	270,000	394,538
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	418,000 [c]	435,765
Bank Note, Ser. B, 6.95%, 2010	249,000 [c]	254,603
Sprint Capital,		
Gtd. Sr. Notes, 6.125%, 2008	349,000	374,598
Verizon Florida,		
Deb., 6.125%, 2013	269,000 [f]	286,754
		2,177,885
U.S. Government—16.1%		
U.S. Treasury Inflation Protection Securities:		
3.375%, 4/15/2032	2,251,925 [k]	2,991,911
3.625%, 4/15/2028	6,629,746 [k]	8,714,708
U.S. Treasury Notes,		
2.875%, 11/30/2006	1,012,000	1,009,154
		12,715,773
U.S. Government Agencies/Mortgage-Backed—26.4%		
Federal Home Loan Mortgage Corp.:		
5.5%, 7/1/2034-9/1/2034	95,310	97,389
REMIC Gtd. Multiclass Mortgage Participation Ctfs.:		
Ser. 2586, Cl. WE, 4%, 12/15/2032	355,226	347,549
(Interest Only Obligations):		
Ser. 2649, Cl. IU, 5%, 12/15/2021	4,700,092 [l]	549,046
Ser. 2752, Cl. GM, 5%, 3/15/2026	3,000,000 [l]	624,772
Ser. 2764, Cl. IQ, 5%, 1/15/2022	1,010,300 [l]	98,562
Federal National Mortgage Association:		
5%, 9/1/2017	174,132	177,190
5.5%, 8/1/2034-9/1/2034	2,159,266	2,194,912

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)			
Government National Mortgage Association I:			
5.5%, 3/15/2033-9/15/2034		3,763,693	3,848,575
6%		45,000 [m]	46,631
6%, 12/15/2033-2/15/2034		11,955,385	12,403,712
Government National Mortgage Association II:			
3.5%, 7/20/2030		39,259 [c]	40,017
6.5%, 5/20/2031-9/20/2031		320,809	337,349
7%, 7/20/2031		23,525	24,929
7.5%, 5/20/2031-8/20/2031		78,302	83,783
			20,874,416
Total Bonds and Notes			
(cost $65,421,667)			**66,661,823**

Options−.1%		Face Amount Covered by Contracts	Value ($)
Call Option;			
U.K. 10 Year Interest Rate Swaption			
September 2005 @ 5.05%			
(cost $42,685)	GBP	1,235,000	**54,029**

Other Investments−10.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $8,526,000)	8,526,000 [n]	**8,526,000**

Short-Term Investments−.9%	Principal Amount [a]	Value ($)
Banking;		
Deutsche Bank AG, 6.29%, 2/13/2005		
(cost $750,000)	750,000 [c]	**750,000**

Investment of Cash Collateral for Securities Loaned—2.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,037,560)	2,037,560 [n]	**2,037,560**
Total Investments (cost $76,777,912)	**98.7%**	**78,029,412**
Cash and Receivables (Net)	**1.3%**	**1,020,709**
Net Assets	**100.0%**	**79,050,121**

[a] *Principal amount stated in U.S. Dollars unless otherwise noted.*
  CAD—Canadian Dollar
  GBP—British Pound Sterling
  ISK—Icelandic Krona
  MXN—Mexican New Peso
  NZD—New Zealand Dollar
  PLN—Polish Zloty
[b] *Non-income producing—security in default.*
[c] *Variable rate security—interest rate subject to periodic change.*
[d] *Principal amount for accrual purposes is periodically adjusted based on changes in the Icelandic Consumer Price Index.*
[e] *Principal amount for accrual purposes is periodically adjusted based on changes in the Canadian Consumer Price Index.*
[f] *All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $1,923,474 and the total market value of the collateral held by the portfolio is $2,037,560.*
[g] *Principal amount for accrual purposes is periodically adjusted based on changes in the Mexican Unidades de Inversion (UDI) Index.*
[h] *Principal amount for accrual purposes is periodically adjusted based on changes in the Polish Consumer Price Index.*
[i] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $3,346,160 or 4.2% of net assets.*
[j] *Security linked to Goldman Sachs Commodity Index—Excess Return.*
[k] *Principal amount for accrual purposes is periodicaly adjusted based on changes in the Consumer Price Index.*
[l] *Notional face amount shown.*
[m] *Purchased on a forward commitment basis.*
[n] *Investments in affiliated money market mutual funds.*

Portfolio Summary[†]

	Value (%)		Value (%)
U.S. Government & Agencies	42.5	Asset/Mortgage Backed	5.8
Foreign/Governmental	18.3	Structured Index	1.6
Corporate Bonds	16.1	Options/Swaps/Short Sales	.1
Short Term/ Money Market Investments	14.3		**98.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF SECURITIES SOLD SHORT

December 31, 2004

	Principal Amount ($)	Value ($)
Federal National Mortgage Association, 6% (Proceeds $16,364)	15,839	**15,678**

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

December 31, 2004

Issuer		Face Amount Covered by Contracts	Value ($)
Call Options;			
U.K. 10 Year Interest Rate Swaption September 2005 @ 4.40%	GBP	1,235,000	9,473
Put Options;			
U.K. 10 Year Interest Rate Swaption September 2005 @ 5.65% (Premiums received $18,113)	GBP	1,235,000	4,630 **14,103**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,923,474)–Note 1(c):		
Unaffiliated issuers	66,214,352	67,465,852
Affiliated issuers	10,563,560	10,563,560
Cash		65,648
Cash denominated in foreign currencies	16,615	16,765
Receivable for investment securities sold		3,406,031
Dividends and interest receivable		753,268
Receivable from brokers for proceeds on securities sold short		16,364
Prepaid expenses		774
		82,288,262
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		51,765
Liability for securities on loan–Note 1(c)		2,037,560
Payable for investment securities purchased		545,381
Bank note payable–Note 2		500,000
Payable for shares of Beneficial Interest redeemed		31,777
Securities sold short, at value (proceeds $16,364) –See Statement of Securities Sold Short		15,678
Outstanding options written, at value (premiums received $18,113)–See Statement of Options Written		14,103
Unrealized depreciation on swaps–Note 4		560
Interest payable–Note 2		36
Accrued expenses		41,281
		3,238,141
Net Assets ($)		**79,050,121**
Composition of Net Assets ($):		
Paid-in capital		78,186,857
Accumulated undistributed investment income–net		120,866
Accumulated net realized gain (loss) on investments		(521,771)
Accumulated net unrealized appreciation (depreciation) on investments		1,264,169
Net Assets ($)		**79,050,121**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	26,088,826	52,961,295
Shares Outstanding	2,004,718	4,072,146
Net Asset Value Per Share ($)	**13.01**	**13.01**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Interest	3,539,655
Dividends:	
Unaffiliated issuers	15,782
Affiliated issuers	97,301
Income from securities lending	12,379
Total Income	**3,665,117**
Expenses:	
Investment advisory fee–Note 3(a)	499,643
Distribution fees–Note 3(b)	137,690
Custodian fees–Note 3(b)	39,176
Professional fees	35,831
Prospectus and shareholders' reports	10,230
Trustees' fees and expenses–Note 3(c)	2,995
Interest expense–Note 2	800
Shareholder servicing costs–Note 3(b)	336
Miscellaneous	4,349
Total Expenses	**731,050**
Less–waiver of fees due to undertaking–Note 3(a)	(89,674)
Net Expenses	**641,376**
Investment Income–Net	**3,023,741**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,507,100
Net realized gain (loss) on options transactions	120,603
Net realized gain (loss) on financial futures	(1,066,328)
Net realized gain (loss) on swap transactions	(102,561)
Net realized gain (loss) on forward currency exchange contracts	(1,293,542)
Net Realized Gain (Loss)	**165,272**
Net unrealized appreciation (depreciation) on investments, securities sold short, foreign currency transactons, options transactions and swap transactions (including $25,967 net unrealized appreciation on financial futures)	176,824
Net Realized and Unrealized Gain (Loss) on Investments	**342,096**
Net Increase in Net Assets Resulting from Operations	**3,365,837**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	3,023,741	3,122,660
Net realized gain (loss) on investments	165,272	4,138,157
Net unrealized appreciation (depreciation) on investments	176,824	(776,013)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,365,837**	**6,484,804**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,183,364)	(1,402,520)
Service shares	(2,285,546)	(2,383,575)
Net realized gain on investments:		
Initial shares	–	(597,559)
Service shares	–	(1,099,916)
Total Dividends	**(3,468,910)**	**(5,483,570)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,764,002	6,288,220
Service shares	3,749,603	7,180,294
Dividends reinvested:		
Initial shares	1,183,364	2,000,079
Service shares	2,285,546	3,483,491
Cost of shares redeemed:		
Initial shares	(8,709,051)	(10,583,514)
Service shares	(11,488,700)	(10,634,810)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,215,236)**	**(2,266,240)**
Total Increase (Decrease) in Net Assets	**(11,318,309)**	**(1,265,006)**
Net Assets ($):		
Beginning of Period	90,368,430	91,633,436
End of Period	**79,050,121**	**90,368,430**
Undistributed investment income–net	120,866	141,616

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	136,860	481,407
Shares issued for dividends reinvested	92,375	153,156
Shares redeemed	(679,108)	(806,182)
Net Increase (Decrease) in Shares Outstanding	**(449,873)**	**(171,619)**
Service Shares		
Shares sold	290,890	548,807
Shares issued for dividends reinvested	178,570	267,062
Shares redeemed	(896,444)	(810,360)
Net Increase (Decrease) in Shares Outstanding	**(426,984)**	**5,509**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004[a]	2003	2002	2001[b]	2000[c]
Per Share Data ($):					
Net asset value, beginning of period	13.00	12.87	12.67	12.94	12.50
Investment Operations:					
Investment income−net	.47[d]	.45[d]	.61[d]	.75[d]	.50
Net realized and unrealized gain (loss) on investments	.09	.47	.21	(.18)	.56
Total from Investment Operations	.56	.92	.82	.57	1.06
Distributions:					
Dividends from investment income−net	(.55)	(.54)	(.62)	(.72)	(.50)
Dividends from net realized gain on investments	−	(.25)	−	(.12)	(.12)
Total Distributions	(.55)	(.79)	(.62)	(.84)	(.62)
Net asset value, end of period	13.01	13.00	12.87	12.67	12.94
Total Return (%)	4.54	7.27	6.70	4.55	8.61[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.72	.80	.97	1.90[f]
Ratio of net expenses to average net assets	.71	.72	.80	.80	.80[f]
Ratio of net investment income to average net assets	3.69	3.39	4.82	5.71	6.24[f]
Portfolio Turnover Rate	785.59[g]	905.09[g]	653.12	654.39	953.66[e]
Net Assets, end of period ($ x 1,000)	26,089	31,912	33,810	26,744	12,048

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.66% to 3.69%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[b] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.04% to 5.71%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] From May 1, 2000 (commencement of operations) to December 31, 2000.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

[f] Annualized.

[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003, were 706.48% and 684.58%, respectively.

See notes to financial statements.

Service Shares	Year Ended December 31,				
	2004[a]	2003	2002	2001[b]	2000[c]
Per Share Data ($):					
Net asset value, beginning of period	12.99	12.87	12.66	12.93	12.93
Investment Operations:					
Investment income−net	.46[d]	.43[d]	.62[d]	.70[d]	−
Net realized and unrealized gain (loss) on investments	.10	.47	.21	(.13)	−
Total from Investment Operations	.56	.90	.83	.57	−
Distributions:					
Dividends from investment income−net	(.54)	(.53)	(.62)	(.72)	−
Dividends from net realized gain on investments	−	(.25)	−	(.12)	−
Total Distributions	(.54)	(.78)	(.62)	(.84)	−
Net asset value, end of period	13.01	12.99	12.87	12.66	12.93
Total Return (%)	4.36	7.11	6.78	4.46	−
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.96	.97	1.00	1.15	−
Ratio of net expenses to average net assets	.80	.80	.80	.80	−
Ratio of net investment income to average net assets	3.60	3.29	4.82	5.77	−
Portfolio Turnover Rate	785.59[e]	905.09[e]	653.12	654.39	953.66[f]
Net Assets, end of period ($ x 1,000)	52,961	58,456	57,823	30,416	1

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.57% to 3.60%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[b] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.10% to 5.77%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[c] *The portfolio commenced offering Service shares on December 31, 2000.*

[d] *Based on average shares outstanding at each month end.*

[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003, were 706.48% and 684.58%, respectively.*

[f] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Core Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return through capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried

at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable

provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $354,571, accumulated capital losses $327,967 and unrealized appreciation $959,238. In addition, the portfolio had $122,578 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $3,468,910 and $5,483,570, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums, treasury inflation protected securities and foreign currency transactions, the portfolio increased accumulated undistributed investment income-net by $424,419, decreased accumulated net realized gain (loss) on investments by $524,556 and increased paid-in capital by $100,137. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended December 31, 2004 was approximately $56,000, with a related weighted average annualized interest rate of 1.43%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .60 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $89,674, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $137,690 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $90 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $39,176 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $40,174, Rule 12b-1 distribution plan fees $11,201, custodian fees $7,407 and transfer agency per account fees $17, which are offset against an expense reimbursement currently in effect in the amount of $7,034.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities and securities sold short, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended December 31, 2004, of which $63,416,597 in purchases and $63,525,673 in sales were from dollar roll transactions:

	Purchases ($)	Sales ($)
Long transactions	629,808,947	653,873,236
Short sale transactions	–	16,364
Total	**629,808,947**	**653,889,600**

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio is engaged in short selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the

security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates. The portfolio's long security positions serve as collateral for the open short positions. Securities sold short at December 31, 2004, and their related market values and proceeds are set forth in the Statement of Securities Sold Short.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At December 31, 2004, there were no financial futures contracts outstanding.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio

would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2004:

| Options Written: | Face Amount Covered by Contracts | Premiums Received ($) | Options Terminated | |
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2003	6,990,000	47,532		
Contracts written	2,755,500	30,858		
Contracts terminated:				
Contracts exercised	88,500	2,829	2,829	–
Contracts expired	7,187,000	57,448	–	57,448
Contracts outstanding December 31, 2004	**2,470,000**	**18,113**		

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2004, there were no forward currency exchange contracts outstanding.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Prior to January 1, 2004, these interim payments were reflected within interest income in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. The following summarizes credit default swaps entered into by the portfolio at December 31, 2004:

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
550,000	Agreement with UBS terminating March 20, 2009 to pay a fixed rate of .095% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Republic of Italy, 6%, 5/29/2008	**(560)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2004, the cost of investments for federal income tax purposes was $76,924,987; accordingly, accumulated net unrealized appreciation on investments was $1,104,425, consisting of $1,483,096 gross unrealized appreciation and $378,671 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litiga-

tion expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Core Bond Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments, securities sold short and options written, of Dreyfus Investment Portfolios, Core Bond Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Core Bond Portfolio at December 31, 2004, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates .38% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

———————

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Investment Portfolios,
Core Bond Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0165AR1204

Dreyfus
Investment Portfolios,
Core Value Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
   With Those of Other Funds

9 Statement of Investments

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

17 Financial Highlights

19 Notes to Financial Statements

26 Report of Independent Registered
    Public Accounting Firm

27 Important Tax Information

28 Board Members Information

30 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Core Value Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Brian Ferguson, portfolio manager and member of the Large Cap Value Team of The Boston Company Asset Management.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Brian Ferguson, Portfolio Manager, Large Cap Value Team

How did Dreyfus Investment Portfolios, Core Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, Dreyfus Investment Portfolios, Core Value Portfolio produced total returns of 11.60% for its Initial shares and 11.44% for its Service shares.[1] In comparison, the portfolio's benchmark, the S&P 500/BARRA Value Index, produced a total return of 15.71% for the same period.[2]

We attribute the portfolio's performance to the stock market's strength over the final months of 2004, which stood in stark contrast to its relatively sluggish performance earlier in the year. Although the portfolio benefited from the positive contributions produced by a number of individual stocks and market sectors, its returns trailed the S&P 500/BARRA Value Index. The portfolio's underperformance in 2004 was primarily due to its emphasis on technology stocks, which lagged the averages amid lackluster customer demand, and its relatively light exposure to energy stocks, which prevented the portfolio from participating fully in the sector's gains when gas and oil prices surged higher.

We are pleased to announce that on April 5, 2004, the Large Cap Value Team of The Boston Company Asset Management, an affiliate of The Dreyfus Corporation, started managing the fund. Each committee member is also an employee of The Dreyfus Corporation.

What is the portfolio's investment approach?

The portfolio invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, sales and earnings momentum and likely catalysts that could ignite the stock price.

What other factors influenced the portfolio's performance?

Over the first 10 months of the reporting period, stock prices rose only modestly, held back as investors worried about the sustainability

of the economic recovery amid sluggish labor markets, rising interest rates, higher oil prices and the insurgency in Iraq. By the fourth quarter of 2004, however, the resolution of the U.S. presidential election lifted a cloud of uncertainty from the economy and market, and most stocks rallied strongly through year-end.

While we are pleased that the portfolio participated significantly in the market's strength, its returns lagged the S&P 500/BARRA Value Index, primarily because our bottom-up security selection strategy led the portfolio to maintain heavier exposure in technology stocks than the benchmark. Two of the portfolio's semiconductor holdings, Intel and Fairchild Semiconductor, declined sharply when profits fell due to higher costs associated with research-and-development activities and investments in new plants. The portfolio's performance compared to the benchmark also was hurt by its relatively light holdings of energy stocks, which benefited from rising oil and gas prices and comprised one of the S&P 500/BARRA Value Index's stronger-performing sectors during the year.

A handful of stocks in other sectors also provided disappointing results. In the health care sector, drug distributor Cardinal Health suffered when allegations of accounting irregularities led to the departure of the company's Chief Financial Officer. The portfolio's media holdings were hurt when advertising spending, as a whole, failed to meet analysts' expectations, despite advertisers' historical tendency to spend heavily during the Olympics and U.S. elections.

On the other hand, many of the portfolio's stocks contributed positively to its 2004 results. The portfolio enjoyed particularly robust returns in the utilities sector, where wireless communications companies such as AT&T Wireless Services and Sprint benefited from improving business fundamentals and industry consolidation. Electric utilities also posted solid gains, most notably Texas Utilities, which benefited when its new management team shed underperforming assets, cut costs and achieved higher earnings. Other strong performers in the utilities area included power producers Exelon and Entergy.

In the capital goods area, the portfolio received strong contributions from its positions in wireless handset manufacturer Ericsson LM, which captured market share, and diversified industrial products manufacturer Eaton Corporation, where investors looked forward to rising

demand for replacement engine parts as customers sought to meet new emissions regulations scheduled to take effect in 2007. Finally, the portfolio's investment in aerospace giant Boeing gained value due to a positive inflection point in the commercial aerospace business cycle.

What is the portfolio's current strategy?

We have continued to rely on our "bottom-up" stock selection strategy to identify attractively valued stocks that we believe are poised for gains. As of the end of the reporting period, we have found a number of such companies that, in our judgment, are positioned to benefit from higher levels of corporate capital spending. Accordingly, the portfolio ended 2004 with greater exposure than the benchmark to the capital goods, consumer services, consumer non-durables and technology areas. Conversely, the portfolio has less exposure than the benchmark to the basic materials, health care, utilities and financial sectors. Although we choose investments one company at a time and not according to market or economic trends, we believe the portfolio currently is well-positioned for continued economic growth in the next phase of the economic cycle.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500/BARRA Value Index is a capitalization-weighted index of all the stocks in the Standard & Poor's 500 Composite Price Index ("S&P 500 Index") that have low price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Core Value Portfolio Initial shares and Service shares and the Standard & Poor's 500/BARRA Value Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/98**	**11.60%**	**3.83%**	**4.76%**
Service shares	**5/1/98**	**11.44%**	**3.74%**	**4.70%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Core Value Portfolio on 5/1/98 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's 500/BARRA Value Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a capitalization-weighted index of all the stocks in the S&P 500 that have low price-to-book ratios. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Core Value Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.50	$ 5.23
Ending value (after expenses)	$1,082.50	$1,082.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.37	$ 5.08
Ending value (after expenses)	$1,020.81	$1,020.11

† *Expenses are equal to the portfolio's annualized expense ratio of .86% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—99.0%	Shares	Value ($)
Banking—15.6%		
Bank of America	54,710	2,570,822
Citigroup	59,900	2,885,982
Countrywide Financial	11,700	433,017
Fannie Mae	9,400	669,374
Freddie Mac	17,300	1,275,010
PNC Financial Services Group	7,400	425,056
SunTrust Banks	5,600	413,728
U.S. Bancorp	36,100	1,130,652
Wachovia	32,700	1,720,020
Wells Fargo	12,900	801,735
		12,325,396
Basic Industries—3.1%		
Bowater	8,900	391,333
Dow Chemical	15,600	772,356
E. I. du Pont de Nemours	8,400	412,020
International Paper	20,900	877,800
		2,453,509
Beverages & Tobacco—.8%		
Altria Group	10,500	**641,550**
Broadcasting & Publishing—1.6%		
Time Warner	64,200 [a]	**1,248,048**
Brokerage—8.6%		
Goldman Sachs	15,000	1,560,600
J.P. Morgan Chase & Co.	55,800	2,176,758
Merrill Lynch	19,700	1,177,469
Morgan Stanley	34,100	1,893,232
		6,808,059
Capital Goods—12.0%		
Boeing	25,200	1,304,604
Eaton	6,700	484,812
Emerson Electric	6,100	427,610
General Electric	62,900	2,295,850
Nokia, ADR	49,800	780,366
Tyco International	59,700	2,133,678
United Technologies	17,400	1,798,290
Xerox	13,100 [a]	222,831
		9,448,041

Common Stocks (continued)	Shares	Value ($)
Consumer Durables−.5%		
Koninklijke (Royal) Philips Electronics (New York Shares)	14,600	**386,900**
Consumer Non-Durables−4.2%		
Coca-Cola	9,400	391,322
Colgate-Palmolive	15,500	792,980
General Mills	6,800	338,028
Jones Apparel Group	9,800	358,386
Kimberly-Clark	6,300	414,603
Kraft Foods, Cl. A	17,400 [b]	619,614
Newell Rubbermaid	16,500	399,135
		3,314,068
Consumer Services−11.6%		
Advance Auto Parts	12,300 [a]	537,264
Clear Channel Communications	38,600	1,292,714
DST Systems	18,300 [a]	953,796
Liberty Media, Cl. A	112,064 [a]	1,230,463
Liberty Media International, Cl. A	8,103 [a]	374,602
McDonald's	25,500	817,530
News, Cl. A	34,300	640,038
Omnicom Group	17,700	1,492,464
Safeway	30,700 [a]	606,018
Viacom, Cl. B	32,600	1,186,314
		9,131,203
Energy−11.7%		
Apache	11,000 [b]	556,270
BP, ADR	18,400	1,074,560
ChevronTexaco	17,300	908,423
ConocoPhillips	15,300	1,328,499
Exxon Mobil	68,904	3,532,019
Schlumberger	11,700	783,315
Total SA, ADR	9,700	1,065,448
		9,248,534
Health Care−4.4%		
Boston Scientific	20,400 [a]	725,220
Caremark Rx	17,400 [a]	686,082
Medco Health Solutions	13,100 [a]	544,960
PacifiCare Health Systems	3,500 [a]	197,820
Pfizer	11,900	319,991

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Schering-Plough	20,100	419,688
WellPoint	4,800 [a]	552,000
		3,445,761
Insurance–7.2%		
ACE	4,900	209,475
Allstate	9,300	480,996
American International Group	15,796	1,037,323
Genworth Financial, Cl. A	29,000	783,000
Hartford Financial Services Group	10,300	713,893
PMI Group	26,400	1,102,200
Prudential Financial	25,500	1,401,480
		5,728,367
Merchandising–.6%		
Dollar General	21,300	**442,401**
Technology–7.0%		
Automatic Data Processing	25,300	1,122,055
Fairchild Semiconductor, Cl. A	23,700 [a]	385,362
Hewlett-Packard	19,600	411,012
International Business Machines	8,100	798,498
Microsoft	55,000	1,469,050
Oracle	68,700 [a]	942,564
SunGard Data Systems	15,300 [a]	433,449
		5,561,990
Telecommunications–1.8%		
Sprint (FON Group)	58,000	**1,441,300**
Transportation–.3%		
Union Pacific	3,100	**208,475**
Utilities–8.0%		
ALLTEL	11,800	693,368
Dominion Resources	5,800	392,892
Edison International	13,600	435,608
Entergy	10,600	716,454
Exelon	18,700	824,109
PG&E	12,900 [a]	429,312
PPL	8,300	442,224
TXU	3,700	238,872
Verizon Communications	42,050	1,703,446

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Vodafone Group, ADR	15,300	418,914
		6,295,199
Total Common Stocks		
(cost $64,696,857)		**78,128,801**

Short-Term Investments–.6%	Principal Amount ($)	Value ($)
Agency Discount Note;		
Federal Home Loan Bank,		
1.25%, 1/3/2005		
(cost $449,969)	450,000	**449,969**

Investment of Cash Collateral for Securities Loaned−1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $1,012,300)	1,012,300 c	**1,012,300**
Total Investments (cost $66,159,126)	**100.9%**	**79,591,070**
Liabilities, Less Cash and Receivables	**(.9%)**	**(685,472)**
Net Assets	**100.0%**	**78,905,598**

ADR—American Depository Receipts.

a   Non-income producing.

b   All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $980,029 and the total market value of the collateral held by the portfolio is $1,012,300.

c   Investment in affiliated money market mutual fund.

Portfolio Summary†

	Value (%)		Value (%)
Banking	15.6	Insurance	7.2
Capital Goods	12.0	Technology	7.0
Energy	11.7	Short Term/	
Consumer Services	11.6	Money Market Investments	1.9
Brokerage	8.6	Other	17.3
Utilities	8.0		**100.9**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $980,029)–Note 1(b):		
Unaffiliated issuers	65,146,826	78,578,770
Affiliated issuers	1,012,300	1,012,300
Cash		147,363
Receivable for investment securities sold		339,656
Dividends and interest receivable		107,825
Receivable for shares of Beneficial Interest subscribed		291
Prepaid expenses		2,272
		80,188,477
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		57,671
Liability for securities on loan–Note 1(b)		1,012,300
Payable for investment securities purchased		150,186
Payable for shares of Beneficial Interest redeemed		19,483
Accrued expenses		43,239
		1,282,879
Net Assets ($)		**78,905,598**
Composition of Net Assets ($):		
Paid-in capital		71,062,388
Accumulated undistributed investment income–net		260,160
Accumulated net realized gain (loss) on investments		(5,848,894)
Accumulated net unrealized appreciation (depreciation) on investments		13,431,944
Net Assets ($)		**78,905,598**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	35,847,062	43,058,536
Shares Outstanding	2,309,533	2,770,535
Net Asset Value Per Share ($)	**15.52**	**15.54**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $19,329 foreign taxes withheld at source)	1,506,475
Interest	10,790
Income from securities lending	6,251
Total Income	**1,523,516**
Expenses:	
Investment advisory fee–Note 3(a)	571,357
Distribution fees–Note 3(b)	106,320
Auditing fees	35,976
Prospectus and shareholders' reports	22,026
Custodian fees–Note 3(b)	13,154
Legal fees	2,751
Trustees' fees and expenses–Note 3(c)	2,695
Shareholder servicing costs–Note 3(b)	753
Interest expense–Note 2	21
Miscellaneous	2,435
Total Expenses	**757,488**
Less–waiver of fees due to undertaking–Note 3(a)	(44,355)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(223)
Net Expenses	**712,910**
Investment Income–Net	**810,606**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	6,547,710
Net unrealized appreciation (depreciation) on investments	908,824
Net Realized and Unrealized Gain (Loss) on Investments	**7,456,534**
Net Increase in Net Assets Resulting from Operations	**8,267,140**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2004	2003
Operations ($):		
Investment income–net	810,606	589,924
Net realized gain (loss) on investments	6,547,710	(114,806)
Net unrealized appreciation (depreciation) on investments	908,824	16,325,293
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,267,140**	**16,800,411**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(425,460)	(248,220)
Service shares	(416,619)	(280,034)
Total Dividends	**(842,079)**	**(528,254)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	4,722,103	3,235,592
Service shares	2,485,948	4,692,054
Dividends reinvested:		
Initial shares	425,460	248,220
Service shares	416,619	280,034
Cost of shares redeemed:		
Initial shares	(4,410,004)	(5,890,089)
Service shares	(7,450,421)	(4,327,722)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,810,295)**	**(1,761,911)**
Total Increase (Decrease) in Net Assets	**3,614,766**	**14,510,246**
Net Assets ($):		
Beginning of Period	75,290,832	60,780,586
End of Period	**78,905,598**	**75,290,832**
Undistributed investment income–net	260,160	291,633

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	329,304	261,379
Shares issued for dividends reinvested	28,343	19,911
Shares redeemed	(307,176)	(495,176)
Net Increase (Decrease) in Shares Outstanding	**50,471**	**(213,886)**
Service Shares		
Shares sold	172,487	404,335
Shares issued for dividends reinvested	27,718	22,857
Shares redeemed	(516,874)	(360,864)
Net Increase (Decrease) in Shares Outstanding	**(316,669)**	**66,328**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.08	11.06	14.54	15.10	13.97
Investment Operations:					
Investment income–net[a]	.17	.12	.09	.12	.17
Net realized and unrealized gain (loss) on investments	1.46	3.01	(3.46)	(.45)	1.50
Total from Investment Operations	1.63	3.13	(3.37)	(.33)	1.67
Distributions:					
Dividends from investment income–net	(.19)	(.11)	(.11)	(.01)	(.16)
Dividends from net realized gain on investments	–	–	–	(.22)	(.38)
Total Distributions	(.19)	(.11)	(.11)	(.23)	(.54)
Net asset value, end of period	15.52	14.08	11.06	14.54	15.10
Total Return (%)	11.60	28.42	(23.29)	(2.08)	12.06
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.85	.88	.98	1.04
Ratio of net expenses to average net assets	.85	.85	.88	.96	.97
Ratio of net investment income to average net assets	1.16	.99	.69	.83	1.19
Portfolio Turnover Rate	76.19	55.90	65.72	65.13	110.74
Net Assets, end of period ($ x 1,000)	35,847	31,812	27,354	37,595	23,897

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	14.08	11.07	14.54	15.09	15.09
Investment Operations:					
Investment income—net	.14[b]	.10[b]	.08[b]	.08[b]	–
Net realized and unrealized gain (loss) on investments	1.47	3.00	(3.45)	(.40)	–
Total from Investment Operations	1.61	3.10	(3.37)	(.32)	–
Distributions:					
Dividends from investment income—net	(.15)	(.09)	(.10)	(.01)	–
Dividends from net realized gain on investments	–	–	–	(.22)	–
Total Distributions	(.15)	(.09)	(.10)	(.23)	–
Net asset value, end of period	15.54	14.08	11.07	14.54	15.09
Total Return (%)	11.44	28.14	(23.31)	(2.08)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.10	1.13	1.27	–
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	–
Ratio of net investment income to average net assets	.99	.84	.62	.61	–
Portfolio Turnover Rate	76.19	55.90	65.72	65.13	110.74
Net Assets, end of period ($ x 1,000)	43,059	43,478	33,426	21,469	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Core Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus ") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $260,160, accumulated capital losses $5,648,428 and unrealized appreciation $13,231,478.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $4,108,872 of the carryover expires in fiscal 2010 and $1,539,556 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $842,079 and $528,254, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2004 was approximately $1,000, with a related weighted average annualized interest rate of 2.16%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $44,355, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $106,320 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $85 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $13,154 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $46,331, Rule 12b-1 distribution plan fees $9,045, custodian fees $2,265 and transfer agency per account fees $30.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $57,181,191 and $60,721,786, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $66,359,592; accordingly, accumulated net unrealized appreciation on investments was $13,231,478, consisting of $14,077,654 gross unrealized appreciation and $846,176 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to

pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Core Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Core Value Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Core Value Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

——————————

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

——————————

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Investment Portfolios,
Core Value Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0172AR1204

Dreyfus Investment Portfolios, Emerging Leaders Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
     With Those of Other Funds

9   Statement of Investments

13   Statement of Assets and Liabilities

14   Statement of Operations

15   Statement of Changes in Net Assets

16   Financial Highlights

18   Notes to Financial Statements

25   Report of Independent Registered
     Public Accounting Firm

26   Important Tax Information

27   Board Members Information

29   Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Emerging Leaders Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Paul Kandel and Hilary Woods.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Investment Portfolios, Emerging Leaders Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, Dreyfus Investment Portfolios, Emerging Leaders Portfolio produced total returns of 14.42% for its Initial shares and 14.19% for its Service shares.[1] This compares with a total return of 18.33% for the portfolio's benchmark, the Russell 2000 Index (the "Index"), for the same period.[2]

We attribute these returns to a positive market environment; particularly late in the year, in which small-cap stocks generally outperformed their large-cap counterparts. The portfolio participated in the market's rise to a significant degree, producing relatively strong returns in several sectors. However, relatively weak performance in the health care, materials and processing, and consumer discretionary sectors caused the portfolio's performance to underperform the benchmark. Also, the portfolio's lack of exposure to real estate investment trusts (REITs), one of the financial sector's strongest performing groups, and disappointing results from a handful of other holdings caused the portfolio's returns to underperform the benchmark. The portfolio's relative performance also suffered from the exceptional strength of micro-cap stocks during the reporting period. The portfolio generally holds a smaller percentage of these very small company stocks than the benchmark, reflecting our general concerns regarding the quality and liquidity of these issues, and our preference for more fundamentally sound and higher-quality issues.

What is the portfolio's investment approach?

The portfolio seeks capital growth by investing in a diversified group of companies that we believe are emerging leaders in their respective industries. The companies in which we invest offer products, processes or services that we believe enhance their prospects for future earnings or revenue growth. Using fundamental research, we look for stocks with dominant positions in major product lines, sustained records of achievement and strong balance sheets. We also base investment decisions on the expected impact of changes in a company's management or organizational structure.

Our investment approach targets growth-oriented stocks (those companies with earnings that are expected to grow faster than the overall market), value-oriented stocks (those that appear underpriced according to a number of financial measurements) and stocks that exhibit both growth and value characteristics. We typically sell a stock when the reasons for buying it no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance.

What other factors influenced the portfolio's performance?

Strong industrial demand and rising oil and gas prices drove energy stocks sharply higher during the reporting period. The portfolio maintained relatively heavy exposure to small-cap energy stocks, such as Unit Corp. and Frontier Oil, enabling it to generate even stronger returns than its benchmark in the sector. Good individual stock selections also positioned the portfolio to outperform the Index in the relatively strong producer durables sector. Top holdings included copper and coal mining equipment manufacturer Joy Global, defense contractor United Defense Industries, and agricultural equipment manufacturer AGCO.

The portfolio also performed significantly better than the benchmark in the technology and consumer discretionary sectors. The benchmark's technology stocks suffered mild losses under pressure from disappointing earnings and weaker-than-expected corporate capital spending. However, the portfolio delivered slight gains in technology by focusing on what we believed to be well-positioned stocks in relatively hot industry areas, such as electronic and computer parts manufacturer Synaptics, flash chip maker Sigmatel, and Internet service provider Ask Jeeves. Among consumer discretionary holdings, the portfolio's returns benefited from investments in leisure and gaming companies such as Penn National Gaming and Mandalay Resort Group, and specialty retailers such as Fossil and eCost.com.

On the other hand, investments in the consumer staples sector returned the portfolio's weakest performance compared to the benchmark, primarily due to disappointments among three holdings. American Italian Pasta was hurt by the low-carb diet fad; Wild Oats Markets suffered due to increased competitive pressures; and Cott faced increased costs and distribution difficulties. In the materials and processing sector, most of the portfolio's relatively weak performance resulted from declines in Minefinders, a company engaged in the development of precious and

base metal properties. Finally, among financials, the decision to limit the portfolio's exposure to REITs due to liquidity concerns proved costly, as did a few individual holdings such as insurer Max Re Capital.

What is the portfolio's current strategy?

As of the end of the reporting period, we have positioned the portfolio to benefit from continuing economic expansion. More specifically, in our judgment, we have found a relatively large number of attractive investments among health care service providers and technology companies, and continue to believe energy will remain strong. On the other hand, we have trimmed some of the portfolio's exposure to the materials and processing, and producer durables sectors, where we believe growth may be poised to slow. We also have invested a relatively small percentage of the portfolio's assets in financial and consumer cyclical stocks that could prove vulnerable to rising interest rates and a slowdown in consumer spending. The result is a group of carefully selected stocks that reflects individual company fundamentals as well as our view of the current phase of the economic cycle.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Emerging Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
A significant portion of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Emerging Leaders Portfolio Initial shares and Service shares and the Russell 2000 Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**12/15/99**	**14.42%**	**14.15%**	**15.65%**
Service shares	**12/15/99**	**14.19%**	**13.96%**	**15.46%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

A significant portion of the portfolio's performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Emerging Leaders Portfolio on 12/15/99 (inception date of Initial shares) to a $10,000 investment

made in the Russell 2000 Index (the "Index") on that date. For comparative purposes, the value of the Index on 11/30/99 is used as the beginning value on 12/15/99.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Emerging Leaders Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.94	$ 6.99
Ending value (after expenses)	$1,090.00	$1,089.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.74	$ 6.75
Ending value (after expenses)	$1,019.46	$1,018.45

† *Expenses are equal to the portfolio's annualized expense ratio of 1.13% for Initial shares and 1.33% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—96.8%	Shares	Value ($)
Autos & Transports—4.4%		
Golar LNG	34,000 [a]	506,260
Northwest Airlines	52,000 [a]	568,360
Wabtec	28,500	607,620
		1,682,240
Banking—1.4%		
Prosperity Bancshares	18,500	**540,385**
Consumer—16.5%		
Aeropostale	20,000 [a]	588,600
eCOST.com	34,000 [a,b]	542,980
Emmis Communications, Cl. A	24,500 [a]	470,155
Fossil	20,000 [a]	512,800
Intrawest	27,500	632,225
PETCO Animal Supplies	17,000 [a]	671,160
Pacific Sunwear of California	22,500 [a]	500,850
Quiksilver	21,500 [a]	640,485
Ralcorp Holdings	14,500	607,985
Spanish Broadcasting System, Cl. A	55,000 [a]	580,800
WMS Industries	17,500 [a,b]	586,950
		6,334,990
Energy—7.0%		
Comstock Resources	23,500 [a]	518,175
Remington Oil & Gas	20,500 [a]	558,625
Todco, Cl. A	30,500 [a]	561,810
Unit	14,000 [a]	534,940
Veritas DGC	23,500 [a]	526,635
		2,700,185
Financial Services—17.4%		
Accredited Home Lenders	12,000 [a]	596,160
GATX	17,500	517,300
Global Payments	8,500	497,590
MAF Bancorp	11,500	515,430
Max Re Capital	27,500	586,575

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
Montpelier Re Holdings	12,500	480,625
National Financial Partners	15,000	582,000
Nelnet, Cl. A	22,000 a	592,460
Partners Trust Financial Group	53,630	624,790
Provident Bancorp	45,000	593,550
Saxon Capital	24,300	582,957
Texas Regional Bancshares, Cl. A	16,000	522,880
		6,692,317
Health Care−13.5%		
Akorn	160,000 a,b	612,800
Andrx	25,000 a	545,750
Chemed	9,500	637,545
First Horizon Pharmaceutical	25,000 a	572,250
Hologic	19,000 a	521,930
Nektar Therapeutics	28,000 a	566,720
Renal Care Group	16,500 a	593,835
Rotech Healthcare	25,000 a	700,000
Techne	11,500 a	447,350
		5,198,180
Materials & Processing−8.4%		
Agnico-Eagle Mines	38,500	529,375
Airgas	21,500	569,965
Crown Holdings	51,500 a	707,610
Hercules	36,500 a	542,025
Minefinders	67,500 a,b	463,050
Pope & Talbot	25,000	427,750
		3,239,775
Producer Durables−9.4%		
Joy Global	16,000	694,880
Manitowoc	15,000	564,750

Common Stocks (continued)	Shares	Value ($)
Producer Durables (continued)		
Superior Essex	31,500 [a]	592,042
United Defense Industries	12,500 [a]	590,625
Universal Compression Holdings	14,500 [a]	506,195
WESCO International	23,200 [a]	687,648
		3,636,140
Technology–13.5%		
ATMI	23,500 [a,b]	529,455
Alvarion	41,500 [a]	551,120
Ask Jeeves	14,000 [a]	374,500
Atheros Communications	51,000 [a]	522,750
Micrel	43,000 [a]	473,860
MicroStrategy, Cl. A	8,500 [a]	512,125
Sigmatel	19,500 [a]	692,835
Silicon Image	34,000 [a]	559,640
Synaptics	15,500 [a]	473,990
Wind River Systems	37,500 [a]	508,125
		5,198,400
Utilities–5.3%		
El Paso Electric	30,000 [a]	568,200
Foundation Coal Holdings	25,000 [a,b]	576,500
Westar Energy	17,500	400,225
Western Gas Resources	16,500	482,625
		2,027,550
Total Common Stocks		
(cost $30,051,164)		**37,250,162**

Other Investments–3.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,213,000)	1,213,000 [c]	**1,213,000**

Investment of Cash Collateral for Securities Loaned—6.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,475,708)	2,475,708 c	**2,475,708**
Total Investments (cost $33,739,872)	**106.4%**	**40,938,870**
Liabilities, Less Cash and Receivables	**(6.4%)**	**(2,472,169)**
Net Assets	**100.0%**	**38,466,701**

a   *Non-income producing.*
b   *All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $2,361,344 and the total market value of the collateral held by the portfolio is $2,475,708.*
c   *Investments in affiliated money market mutual funds.*

Portfolio Summary †

	Value (%)		Value (%)
Financial Services	17.4	Materials & Processing	8.4
Consumer	16.5	Energy	7.0
Health Care	13.5	Utilities	5.3
Technology	13.5	Autos & Transports	4.4
Money Market Investments	9.6	Banking	1.4
Producer Durables	9.4		**106.4**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,361,344)–Note 1(b):		
Unaffiliated issuers	30,051,164	37,250,162
Affiliated issuers	3,688,708	3,688,708
Cash		41,377
Dividends receivable		32,146
Receivable for shares of Beneficial Interest subscribed		12,623
Prepaid expenses		778
		41,025,794
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		33,114
Liability for securities on loan–Note 1(b)		2,475,708
Payable for shares of Beneficial Interest redeemed		1,926
Accrued expenses		48,345
		2,559,093
Net Assets ($)		**38,466,701**
Composition of Net Assets ($):		
Paid-in capital		29,336,832
Accumulated distributions in excess of investment income–net		(17,894)
Accumulated net realized gain (loss) on investments		1,948,765
Accumulated net unrealized appreciation (depreciation) on investments		7,198,998
Net Assets ($)		**38,466,701**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	21,589,579	16,877,122
Shares Outstanding	936,055	738,671
Net Asset Value Per Share ($)	**23.06**	**22.85**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $1,055 foreign taxes withheld at source):

Unaffiliated issuers	228,579
Affiliated issuers	23,411
Income from securities lending	16,646
Total Income	**268,636**

Expenses:

Investment advisory fee–Note 3(a)	325,648
Distribution fees–Note 3(b)	40,903
Auditing fees	33,287
Shareholder servicing costs–Note 3(b)	29,319
Prospectus and shareholders' reports	11,035
Custodian fees–Note 3(b)	5,495
Trustees' fees and expenses–Note 3(c)	1,551
Legal fees	606
Registration fees	55
Miscellaneous	2,005
Total Expenses	**449,904**
Less–waiver of fees due to undertaking–Note 3(a)	(16,584)
Net Expenses	**433,320**
Investment (Loss)–Net	**(164,684)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	6,072,733
Net unrealized appreciation (depreciation) on investments	(1,211,407)
Net Realized and Unrealized Gain (Loss) on Investments	**4,861,326**
Net Increase in Net Assets Resulting from Operations	**4,696,642**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment (loss)−net	(164,684)	(207,746)
Net realized gain (loss) on investments	6,072,733	2,949,513
Net unrealized appreciation (depreciation) on investments	(1,211,407)	7,884,637
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,696,642**	**10,626,404**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Initial shares	(1,740,420)	−
Service shares	(1,373,278)	−
Total Dividends	**(3,113,698)**	**−**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,844,429	5,205,309
Service shares	1,766,673	4,353,641
Dividends reinvested:		
Initial shares	1,740,420	−
Service shares	1,373,278	−
Cost of shares redeemed:		
Initial shares	(3,985,659)	(3,417,162)
Service shares	(3,354,594)	(2,677,236)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,384,547**	**3,464,552**
Total Increase (Decrease) in Net Assets	**2,967,491**	**14,090,956**
Net Assets ($):		
Beginning of Period	35,499,210	21,408,254
End of Period	**38,466,701**	**35,499,210**
Distributions in excess of investment income−net	(17,894)	−
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	167,440	279,542
Shares issued for dividends reinvested	75,375	−
Shares redeemed	(178,179)	(201,434)
Net Increase (Decrease) in Shares Outstanding	**64,636**	**78,108**
Service Shares		
Shares sold	77,490	254,915
Shares issued for dividends reinvested	60,047	−
Shares redeemed	(151,655)	(153,108)
Net Increase (Decrease) in Shares Outstanding	**(14,118)**	**101,807**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	21.92	14.85	18.53	17.05	13.44
Investment Operations:					
Investment (loss)−net[a]	(.08)	(.12)	(.09)	(.08)	(.09)
Net realized and unrealized gain (loss) on investments	3.24	7.19	(3.59)	1.57	4.30
Total from Investment Operations	3.16	7.07	(3.68)	1.49	4.21
Distributions:					
Dividends from investment income−net	–	–	–	–	(.01)
Dividends from net realized gain on investments	(2.02)	–	–	(.01)	(.59)
Total Distributions	(2.02)	–	–	(.01)	(.60)
Net asset value, end of period	23.06	21.92	14.85	18.53	17.05
Total Return (%)	14.42	47.61	(19.86)	8.74	31.70
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.13	1.15	1.17	1.62	2.20
Ratio of net expenses to average net assets	1.09	1.15	1.17	1.46	1.50
Ratio of net investment (loss) to average net assets	(.35)	(.67)	(.51)	(.44)	(.59)
Portfolio Turnover Rate	88.95	111.28	127.24	175.21	234.94
Net Assets, end of period ($ x 1,000)	21,590	19,102	11,777	13,308	5,902

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	21.78	14.79	18.51	17.05	17.05
Investment Operations:					
Investment (loss)−net	(.13)[b]	(.16)[b]	(.13)[b]	(.08)[b]	−
Net realized and unrealized gain (loss) on investments	3.22	7.15	(3.59)	1.55	−
Total from Investment Operations	3.09	6.99	(3.72)	1.47	−
Distributions:					
Dividends from net realized gain on investments	(2.02)	−	−	(.01)	−
Net asset value, end of period	22.85	21.78	14.79	18.51	17.05
Total Return (%)	14.19	47.16	(20.04)	8.62	−
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.38	1.41	1.43	1.80	−
Ratio of net expenses to average net assets	1.32	1.41	1.43	1.50	−
Ratio of net investment (loss) to average net assets	(.59)	(.92)	(.79)	(.49)	−
Portfolio Turnover Rate	88.95	111.28	127.24	175.21	234.94
Net Assets, end of period ($ x 1,000)	16,877	16,397	9,631	4,730	1

[a] The portfolio commenced offering Service shares on December 31, 2000.
[b] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Emerging Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when posi-

tive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable

provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $601,476, undistributed capital gains $1,377,824 and unrealized appreciation $7,163,921.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: long-term capital gains $3,113,698 and $0, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses and passive foreign investment companies, the portfolio increased accumulated undistributed investment income-net by $146,790 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .90 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $16,584, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $40,903 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $102 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $5,495 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $28,754, Rule 12b-1 distribution plan fees $3,505, custodian fees $826 and transfer agency per account fees $29.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $30,862,018 and $33,596,616, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $33,774,949; accordingly, accumulated net unrealized appreciation on investments was $7,163,921, consisting of $7,704,842 gross unrealized appreciation and $540,921 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade

Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Emerging Leaders Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Emerging Leaders Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Emerging Leaders Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

For federal tax purposes, the portfolio hereby designates $2.0230 per share as a long-term capital gain distribution paid on December 30, 2004.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Investment Portfolios,
Emerging Leaders Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0192AR1204

Dreyfus
Investment Portfolios,
Founders Discovery
Portfolio

ANNUAL REPORT December 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
       With Those of Other Funds

9 Statement of Investments

14 Statement of Assets and Liabilities

15 Statement of Operations

16 Statement of Changes in Net Assets

17 Financial Highlights

19 Notes to Financial Statements

26 Report of Independent Registered
        Public Accounting Firm

27 Board Members Information

29 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Founders Discovery Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, James Padgett and Brad Orr, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

James Padgett and Brad Orr, Portfolio Managers
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders Discovery Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio produced total returns of 9.87% for its Initial shares and 9.68% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of 18.33% for the same period.[2] We believe that the Russell 2000 Growth Index, which produced a total return of 14.31% for the reporting period, is also an accurate measure of the portfolio's performance for comparison purposes since the portfolio currently focuses primarily on small-cap growth stocks.[3]

Stocks struggled for much of the year before rallying sharply in the fall as oil prices moderated and uncertainty surrounding the U.S. presidential election dissipated. As they have for some time now, smaller stocks outperformed larger ones in 2004. However, the portfolio produced lower returns than the Russell 2000 Growth Index, primarily due to weakness among individual holdings in the health care, industrials and materials sectors.

What is the portfolio's investment approach?

The portfolio invests primarily in equity securities of small U.S.-based companies that we believe possess high-growth potential. The portfolio may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. Although the portfolio will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The portfolio also may invest in investment-grade debt securities of domestic or foreign issuers that we believe — based on market conditions, the financial condition of the issuer, general economic conditions and other relevant factors — offer opportunities for capital appreciation.

Rather than utilizing a "top-down" approach to stock selection, which relies on forecasting stock market trends, we focus on a "bottom-up" approach in which stocks are chosen according to their own individual merits. Stock selection is made on a company-by-company basis,

with particular emphasis on companies that we believe are well-managed and well-positioned within their industries.

What other factors influenced the portfolio's performance?

During the first eight months of 2004, small-cap growth stocks suffered a sharp decline driven by investors' concerns regarding high oil prices, the insurgency in Iraq, higher interest rates and uncertainty surrounding the presidential election. In mid August, however, oil prices fell and stocks began to rally. The rally gathered momentum after the election, and the stock market ended the year on a positive note. While small-cap stocks provided higher returns than large-cap stocks, small-cap value stocks fared better than the growth stocks on which the portfolio focuses.

The portfolio's relative performance was hindered by disappointing stock selection in the health care sector. Lower-than-expected financial results hurt the stocks of holdings such as pharmaceutical manufacturer Taro Pharmaceuticals Industries, medical products company Merit Medical Systems and hospice care provider Odyssey HealthCare. Stock selection in the industrials sector also proved to be challenging when defense and satellite technology company KVH Industries and for-profit education provider Corinthian Colleges encountered company-specific difficulties. In the information technology sector, the portfolio's semiconductor stocks fell amid soft customer demand. Finally, in the materials sector, Graftech International, a supplier to steel manufacturers, was unable to achieve solid earnings growth despite better conditions in the steel industry. From a sector allocation perspective, the portfolio was hurt by its underweighted position in financials, which performed relatively well.

The portfolio also enjoyed a number of successes in 2004. In the health care area, contract research company SFBC International benefited from the strong pace of drug development activity. Fisher Scientific International, a supplier of clinical laboratory equipment, posted strong gains when it announced an acquisition that appears to be a good strategic fit. A number of stocks in the energy sector also fared well during the reporting period. Oilfield services company National-Oilwell gained value amid increased business activity in international markets. Exploration and production company Quicksilver Resources continued to develop its business opportunities. Positive contributions to the portfolio's performance also were provided by hotel franchiser Choice Hotels

International, musical instrument retailer Guitar Center, and Harris Corporation, a manufacturer of communications equipment. Finally, the portfolio benefited from its relatively heavy exposure to industrial stocks, including some of the better performers in the transportation industry.

Over the course of the year, we reduced the number of holdings in the portfolio from 119 stocks to 72 as we eliminated smaller positions and focused on holdings in which we have a higher degree of confidence.

What is the portfolio's current strategy?

We have continued to employ our bottom-up stock selection process, which recently has identified a number of opportunities in the industrials and consumer discretionary sectors, including several companies in the lodging and gaming industry. We have found relatively few opportunities in the financials and, to a lesser extent, technology areas. Within each of the market's industry groups, we have emphasized companies that, in our judgment, demonstrate sustainable earnings growth, reasonable valuations and effective management teams.

January 18, 2005

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Discovery Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
   Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

[3] *SOURCE: LIPPER INC. — The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Founders Discovery Portfolio Initial shares and Service shares and the Russell 2000 Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**12/15/99**	**9.87%**	**(6.67)%**	**(4.64)%**
Service shares	**12/15/99**	**9.68%**	**(6.79)%**	**(4.76)%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders Discovery Portfolio on 12/15/99 (inception date of Initial shares) to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date. For comparative purposes, the value of the Index on 11/30/99 is used as the beginning value on 12/15/99.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders Discovery Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.51	$ 7.74
Ending value (after expenses)	$1,054.90	$1,053.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.39	$ 7.61
Ending value (after expenses)	$1,018.80	$1,017.60

† *Expenses are equal to the portfolio's annualized expense ratio of 1.26% for Initial shares and 1.50% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

December 31, 2004

Common Stocks−96.5%	Shares	Value ($)
Aerospace & Defense−1.0%		
Hexcel	18,054 [a]	**261,783**
Air Freight & Logistics−2.3%		
Forward Air	4,161 [a]	185,997
UTI Worldwide	5,955	405,059
		591,056
Apparel, Accessories & Luxury Goods−.8%		
Hot Topic	12,503 [a]	**214,927**
Banks−2.6%		
BankAtlantic Bancorp, Cl. A	12,321	245,188
NewAlliance Bancshares	14,029	214,644
Southwest Bancorporation of Texas	9,596	223,491
		683,323
Broadcasting & Cable TV−.8%		
Cumulus Media, Cl. A	14,483 [a]	**218,404**
Building Products−2.0%		
Trex	10,119 [a]	**530,640**
Casinos & Gaming−7.0%		
GTECH Holdings	16,807	436,142
Pinnacle Entertainment	13,353 [a]	264,122
Station Casinos	11,110	607,495
WMS Industries	15,725 [a,b]	527,417
		1,835,176
Commercial Services−2.3%		
Asset Acceptance Capital	6,389 [a]	136,086
Education Management	13,931 [a]	459,862
		595,948
Communications Equipment−9.4%		
Avocent	12,841 [a]	520,317
Foundry Networks	22,702 [a]	298,758
Harris	8,930	551,785
Polycom	17,948 [a]	418,547
Powerwave Technologies	32,639 [a,b]	276,779
Tekelec	18,644 [a]	381,083
		2,447,269

Common Stocks (continued)	Shares	Value ($)
Construction & Farm Machinery & Heavy Trucks–.7%		
Wabtec	8,739	**186,315**
Electronic Components & Equipment–2.0%		
AMETEK	14,432	**514,789**
Electronic Equipment Manufacturers–2.2%		
Aeroflex	23,841 [a]	288,953
RadiSys	13,991 [a]	273,524
		562,477
Employment Services–1.0%		
Gevity HR	13,245	**272,317**
Environmental Services–1.5%		
Stericycle	8,484 [a]	**389,840**
Financial Services–.5%		
Affiliated Managers Group	1,910 [a]	**129,383**
General Merchandise Stores–1.4%		
Tuesday Morning	11,847 [a]	**362,874**
Health Care–8.0%		
Dade Behring Holdings	4,057 [a]	227,192
Fisher Scientific International	7,963 [a]	496,732
Henry Schein	4,852 [a]	337,893
I-Flow	8,943 [a]	163,031
Mine Safety Appliances	6,529	331,020
SFBC International	13,252 [a]	523,454
		2,079,322
Home Furnishings–1.6%		
Tempur-Pedic International	19,403 [a]	**411,344**
Hotels, Resorts & Cruise Lines–4.6%		
Choice Hotels International	10,743	623,094
Gaylord Entertainment	14,131 [a]	586,860
		1,209,954

Common Stocks (continued)	Shares	Value ($)
Industrial Machinery–1.5%		
Briggs & Stratton	9,401	**390,894**
Internet Software–.1%		
Digitas	3,258 [a]	**31,114**
IT Consulting & Other Services–1.3%		
Perot Systems, Cl. A	20,929 [a]	**335,492**
Leisure Products–1.7%		
Marvel Enterprises	22,240 [a]	**455,475**
Office Services & Supplies–1.0%		
Herman Miller	9,800 [b]	**270,774**
Oil & Gas–4.2%		
National-Oilwell	13,660 [a]	482,061
Quicksilver Resources	5,925 [a,b]	217,922
Superior Energy Services	26,297 [a]	405,237
		1,105,220
Other–1.0%		
Nasdaq-100 Index Tracking Stock	6,526 [a,b]	**260,518**
Pharmaceuticals–11.0%		
Endo Pharmaceuticals Holdings	15,308 [a]	321,774
Eon Labs	10,548 [a]	284,796
Impax Laboratories	40,509 [a]	643,283
Inspire Pharmaceuticals	13,867 [a]	232,550
MGI Pharma	15,791 [a]	442,306
Medicis Pharmaceutical, Cl. A	11,895	417,633
Salix Pharmaceuticals	29,333 [a]	515,967
		2,858,309
Recreation–.9%		
LIFE TIME FITNESS	9,151 [a]	**236,828**
Restaurants–2.0%		
RARE Hospitality International	10,112 [a]	322,168

Common Stocks (continued)	Shares	Value ($)
Restaurants (continued)		
Red Robin Gourmet Burgers	3,807 [a]	203,560
		525,728
Semiconductors & Equipment—5.1%		
Brooks Automation	8,917 [a]	153,551
Entegris	30,172 [a]	300,211
Intersil, Cl. A	16,713	279,776
Semtech	10,743 [a]	234,949
Sigmatel	9,869 [a]	350,646
		1,319,133
Software—3.4%		
Altiris	19,855 [a]	703,463
Quest Software	11,119 [a]	177,348
		880,811
Specialty Stores—3.2%		
Guitar Center	8,383 [a]	441,700
PETCO Animal Supplies	9,897 [a]	390,734
		832,434
Steel—1.0%		
GrafTech International	27,304 [a]	**258,296**
Technology Distributors—1.8%		
Insight Enterprises	22,647 [a]	**464,716**
Trading Companies & Distributors—3.5%		
Fastenal	7,132	439,046
Hughes Supply	14,472	468,169
		907,215
Trucking—2.1%		
J.B. Hunt Transport Services	5,814	260,758
Overnite	7,421	276,358
		537,116
Total Common Stocks		
(cost $20,135,129)		**25,167,214**

Short-Term Investments–4.0%	Principal Amount ($)	Value ($)
Commercial Paper;		
Stanley Works,		
2.2%, 1/3/2005 (cost $1,046,872)	1,047,000	**1,046,872**

Investment of Cash Collateral for Securities Loaned–6.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,593,139)	1,593,139 c	**1,593,139**
Total Investments (cost $22,775,140)	**106.6%**	**27,807,225**
Liabilities, Less Cash and Receivables	**(6.6%)**	**(1,733,420)**
Net Assets	**100%**	**26,073,805**

a   *Non-income producing.*
b   *All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $1,097,488 and the total market value of the collateral held by the portfolio is $1,593,139.*
c   *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Pharmaceuticals	11.0	Hotels, Resorts & Cruise Lines	4.6
Short-Term/		Oil & Gas	4.2
Money Market Investments	10.1	Trading Companies & Distributors	3.5
Communications Equipment	9.4	Software	3.4
Health Care	8.0	Specialty Stores	3.2
Casinos & Gaming	7.0	Other	37.1
Semiconductors & Equipment	5.1		**106.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,097,488)–Note 1(b):		
Unaffiliated issuers	21,182,001	26,214,086
Affiliated issuers	1,593,139	1,593,139
Cash		66,295
Receivable for investment securities sold		292,356
Receivable for shares of Beneficial Interest subscribed		18,776
Dividends receivable		3,308
Prepaid expenses		930
		28,188,890
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		25,800
Liability for securities on loan–Note 1(b)		1,593,139
Payable for investment securities purchased		460,983
Payable for shares of Beneficial Interest redeemed		339
Accrued expenses		34,824
		2,115,085
Net Assets ($)		**26,073,805**
Composition of Net Assets ($):		
Paid-in capital		30,378,425
Accumulated net realized gain (loss) on investments		(9,336,705)
Accumulated net unrealized appreciation (depreciation) on investments		5,032,085
Net Assets ($)		**26,073,805**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	23,026,640	3,047,165
Shares Outstanding	2,348,751	312,888
Net Asset Value Per Share ($)	**9.80**	**9.74**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $274 foreign taxes withheld at source)	46,683
Interest	16,960
Income on securities lending	4,934
Total Income	**68,577**
Expenses:	
Investment advisory fee–Note 3(a)	195,779
Auditing fees	29,959
Custodian fees–Note 3(b)	21,107
Prospectus and shareholders' reports	20,589
Distribution fees–Note 3(b)	7,423
Shareholder servicing costs–Note 3(b)	1,850
Trustees' fees and expenses–Note 3(c)	1,351
Legal fees	742
Loan commitment fees–Note 2	169
Miscellaneous	2,522
Total Expenses	**281,491**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(681)
Net Expenses	**280,810**
Investment (Loss)–Net	**(212,233)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	949,027
Net unrealized appreciation (depreciation) on investments	1,528,166
Net Realized and Unrealized Gain (Loss) on Investments	**2,477,193**
Net Increase in Net Assets Resulting from Operations	**2,264,960**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment (loss)–net	(212,233)	(163,462)
Net realized gain (loss) on investments	949,027	126,273
Net unrealized appreciation (depreciation) on investments	1,528,166	4,518,581
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,264,960**	**4,481,392**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	6,618,699	5,196,771
Service shares	153,634	329,846
Cost of shares redeemed:		
Initial shares	(1,506,121)	(1,820,073)
Service shares	(492,068)	(403,310)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**4,774,144**	**3,303,234**
Total Increase (Decrease) in Net Assets	**7,039,104**	**7,784,626**
Net Assets ($):		
Beginning of Period	19,034,701	11,250,075
End of Period	**26,073,805**	**19,034,701**
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	730,566	681,882
Shares redeemed	(166,869)	(252,071)
Net Increase (Decrease) in Shares Outstanding	**563,697**	**429,811**
Service Shares		
Shares sold	16,942	43,491
Shares redeemed	(54,949)	(55,313)
Net Increase (Decrease) in Shares Outstanding	**(38,007)**	**(11,822)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	8.92	6.55	9.81	12.04	13.89
Investment Operations:					
Investment (loss)–net [a]	(.08)	(.09)	(.08)	(.08)	(.08)
Net realized and unrealized gain (loss) on investments	.96	2.46	(3.18)	(2.15)	(1.71)
Total from Investment Operations	.88	2.37	(3.26)	(2.23)	(1.79)
Distributions:					
Dividends from investment income–net	–	–	–	–	(.01)
Dividends from net realized gain on investments	–	–	–	–	(.05)
Total Distributions	–	–	–	–	(.06)
Net asset value, end of period	9.80	8.92	6.55	9.81	12.04
Total Return (%)	9.87	36.18	(33.23)	(18.52)	(13.02)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26	1.41	1.39	1.50	1.93
Ratio of net expenses to average net assets	1.26	1.41	1.34	1.39	1.41
Ratio of net investment (loss) to average net assets	(.94)	(1.15)	(1.06)	(.77)	(.60)
Portfolio Turnover Rate	113.02	120.85	132.08	106.00	123.96
Net Assets, end of period ($ x 1,000)	23,027	15,918	8,881	14,755	13,960

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	8.88	6.53	9.78	12.04	12.04
Investment Operations:					
Investment (loss)−net	(.11)[b]	(.09)[b]	(.09)[b]	(.09)[b]	–
Net realized and unrealized gain (loss) on investments	.97	2.44	(3.16)	(2.17)	–
Total from Investment Operations	.86	2.35	(3.25)	(2.26)	–
Net asset value, end of period	9.74	8.88	6.53	9.78	12.04
Total Return (%)	9.68	35.99	(33.23)	(18.77)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.69	1.64	1.77	–
Ratio of net expenses to average net assets	1.50	1.50	1.46	1.49	–
Ratio of net investment (loss) to average net assets	(1.19)	(1.23)	(1.17)	(1.02)	–
Portfolio Turnover Rate	113.02	120.85	132.08	106.00	123.96
Net Assets, end of period ($ x 1,000)	3,047	3,117	2,369	2,599	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Discovery Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation which is a wholly-owned subsidiary of Dreyfus. Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge.

The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest

income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $9,078,915 and unrealized appreciation $4,774,295.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $101,803 of the carryover expires in fiscal 2008, $4,917,933 expires in fiscal 2009, $3,800,802 expires in fiscal 2010 and $258,377 expires in fiscal 2011.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $212,233, and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .90 of

1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2004, there were no fees waived pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $100 million	.25 of 1%
$100 million to $1 billion	.20 of 1%
$1 billion to $1.5 billion	.16 of 1%
$1.5 billion	.10 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $7,423 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the

portfolio. During the period ended December 31, 2004, the portfolio was charged $98 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $21,107 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $20,340, Rule 12b-1 distribution plan fees $638, custodian fees $4,800 and transfer agency per account fees $22.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $28,379,251 and $23,286,933, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $23,032,930; accordingly, accumulated net unrealized appreciation on investments was $4,774,295, consisting of $5,219,054 gross unrealized appreciation and $444,759 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The

Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Founders Discovery Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders Discovery Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders Discovery Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 60 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 75 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Investment Portfolios,
Founders Discovery Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and
Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q.
The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may
be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information
on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to
vote proxies relating to portfolio securities, and information regarding how the portfolio
voted these proxies for the 12-month period ended June 30, 2004, is available through the
portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov.
The description of the policies and procedures is also available without charge, upon request,
by calling 1-800-645-6561.



0193AR1204

Dreyfus Investment Portfolios, Founders Growth Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
       With Those of Other Funds

9   Statement of Investments

15   Statement of Assets and Liabilities

16   Statement of Operations

17   Statement of Changes in Net Assets

19   Financial Highlights

21   Notes to Financial Statements

28   Report of Independent Registered
        Public Accounting Firm

29   Important Tax Information

30   Board Members Information

32   Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Founders Growth Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John Jares, CFA, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

John Jares, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders Growth Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio produced total returns of 7.86% for its Initial Shares and 7.68% for its Service shares.[1] In contrast, the Standard & Poor's 500 BARRA Growth Index (the "Index"), the portfolio's benchmark, produced a total return of 6.13% for the same period.[2]

After languishing for much of the year, the stock market rallied toward the end of 2004, as the presidential election lifted a cloud of uncertainty from the financial markets. The portfolio produced higher returns than the Index, primarily due to a number of strong individual stock selections. Indeed, since there were few clear trends in terms of industries or market sectors during the year, 2004 was a classic "stock picker's" market.

What is the portfolio's investment approach?

The portfolio invests primarily in large, well-managed growth companies. Utilizing a "bottom-up" approach, we focus on individual stock selection rather than on forecasting stock market trends. We look for high-quality companies which tend to have strong performance records, solid market positions and reasonable financial strength, and have continuous operating records of three years or more. The portfolio seeks investment opportunities, generally, in companies which we believe have fundamental strengths that indicate the potential for growth in earnings per share. We believe the companies we select have a sustainable competitive advantage, such as a dominant brand name, a high barrier to entry from competition and/or large untapped market opportunities.

What other factors influenced the portfolio's performance?

Although we invest according to the strengths and weaknesses of individual companies, not broader economic or market trends, it is worth noting that the U.S. stock market traded in a relatively tight range over the first 10 months of the year. A number of factors constrained the

market's results. Energy prices rose sharply, causing investors to worry about the sustainability of economic growth and corporate profits. The Federal Reserve Board began a campaign to raise short-term interest rates, potentially making short-term fixed-income securities more attractive alternatives to stocks. The insurgency in Iraq also represented a drag on the market, and the November presidential election caused political uncertainty during a contentious campaign. After the election, however, the market rallied as political uncertainty eased, oil prices moderated and the economy seemed to improve.

In this market environment, the portfolio's performance relative to its benchmark was driven by a handful of individual stock selections, not sector- or market-wide trends. For example, shares of Apple Computer rose sharply in 2004 on the success of its iPod digital music player, which has made the company a leader in consumer electronics. While the iPod has done much better than most analysts expected in terms of adoption in the United States, the product has only recently been launched internationally, and early overseas sales have been encouraging. In addition, analysts expect the iPod to help the company increase its share of the personal computer market.

While technology giants Cisco Systems and Intel produced disappointing results during the year due to weaker-than-expected earnings, software maker Autodesk, which produces computer aided design programs used by architects and engineers, saw profit margins nearly double. The company has developed a new product offering features that once were available only from very expensive software packages made by other companies. Customers migrated from higher-cost software to Autodesk's new product during 2004, boosting sales and profits. The company also controlled costs more effectively by outsourcing labor and selling more directly to customers.

Cruise line companies enjoyed a good year in 2004 as terrorism concerns eased and consumer demand for leisure travel recovered. In addition, stronger national employment levels enabled more consumers to spend on discretionary purchases, such as vacations. As demand for their services rose, portfolio holdings Royal Caribbean Cruises and Carnival cruise lines were able to raise prices, benefiting their bottom lines.

On the other hand, these successes were partially offset by a handful of disappointments. Most significantly, the portfolio was hurt by its investment in pharmaceutical giant Pfizer, the maker of arthritis drug Celebrex, which saw its stock price plunge in the wake of well-publicized questions about the drug's safety.

What is the portfolio's current strategy?

We have continued to identify individual companies in a variety of market sectors that we believe are likely to post positive earnings surprises, and we have attempted to avoid those that we suspect will disappoint investors. Although we invest according to the merits of individual companies, and not in response to economic or market trends, it appears to us that the market at the end of 2004 is fairly valued. Earnings of the companies represented in the S&P 500 Index increased nearly twice as much as the value of their stocks in 2004. In our view, the portfolio is well-positioned for the continuation of a stock picker's market in which winning investments are likely to be found among fundamentally strong, growing companies across the full range of industry groups.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard and Poor's 500 BARRA Growth Index is a capitalization-weighted index of all the stocks in the Standard and Poor's 500 Composite Stock Price Index that have high price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of a $10,000 investment in Dreyfus Investment Portfolios, Founders Growth Portfolio Initial shares and Service shares and the Standard & Poor's 500/BARRA Growth Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**9/30/98**	**7.86%**	**(9.61)%**	**1.04%**
Service shares	**9/30/98**	**7.68%**	**(9.65)%**	**1.00%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders Growth Portfolio on 9/30/98 (inception date of Initial shares) to a $10,000 investment made in the Standard and Poor's 500/BARRA Growth Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a capitalization-weighted index of all the stocks in the Standard and Poor's 500 Composite Stock Price Index that have high price-to-book ratios. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders Growth Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.03	$ 5.18
Ending value (after expenses)	$1,062.30	$1,061.50

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.93	$ 5.08
Ending value (after expenses)	$1,020.26	$1,020.11

† *Expenses are equal to the portfolio's annualized expense ratio of .97% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Common Stocks—97.4%	Shares	Value ($)
Air Freight & Logistics—1.0%		
FedEx	2,145	**211,261**
Airlines—1.6%		
AMR	4,828 [a]	52,867
JetBlue Airways	6,900 [a,b]	160,218
Southwest Airlines	7,719	125,665
		338,750
Application Software—3.5%		
Amdocs	2,800 [a]	73,500
Mercury Interactive	4,834 [a]	220,189
SAP, ADR	10,290	454,921
		748,610
Asset Management & Custody Banks—1.1%		
Bank of New York Co.	1,558	52,068
Northern Trust	3,583	174,062
		226,130
Biotechnology—2.3%		
Amgen	2,625 [a]	168,394
Biogen Idec	868 [a]	57,817
Genzyme	2,343 [a]	136,058
Gilead Sciences	3,917 [a]	137,056
		499,325
Broadcasting & Cable TV—1.9%		
Comcast, Cl. A (Spec.)	12,191 [a]	**400,352**
Communications Equipment—4.6%		
Avaya	7,792 [a]	134,022
Cisco Systems	23,232 [a]	448,378
Motorola	3,418	58,790
QUALCOMM	3,962	167,989
Scientific-Atlanta	5,364	177,065
		986,244
Computer & Electronics Retail—.5%		
Best Buy Co.	1,751	**104,044**
Computer Hardware—4.5%		
Apple Computer	6,475 [a]	416,990
Dell	3,555 [a]	149,808
International Business Machines	3,981	392,447
		959,245

Common Stocks (continued)	Shares	Value ($)
Computer Storage & Peripherals−1.5%		
EMC	21,970 a	**326,694**
Consumer Finance−.8%		
MBNA	5,754	**162,205**
Data Processing & Outsourced Services−2.1%		
Automatic Data Processing	7,991	354,401
CheckFree	2,294 a	87,355
		441,756
Department Stores−2.1%		
Kohl's	8,942 a	**439,678**
Diversified Financial−2.5%		
Citigroup	4,795	231,023
JPMorgan Chase & Co.	2,643	103,103
Wells Fargo & Co.	3,316	206,089
		540,215
Electrical Components & Equipment−.9%		
Emerson Electric	2,702	**189,410**
Employment Services−1.6%		
Manpower	2,709	130,845
Monster Worldwide	6,290 a	211,596
		342,441
General Merchandise−.5%		
Target	2,248	**116,739**
Health Care Equipment−.7%		
Boston Scientific	4,093 a	**145,506**
Home Entertainment Software−.5%		
Electronic Arts	1,832 a	**112,998**
Hotels, Resorts & Cruise Lines−4.2%		
Carnival	8,156	470,030
Four Seasons Hotels	1,603	131,109
Starwood Hotels & Resorts Worldwide	3,321	193,947
Wynn Resorts	1,589 a	106,336
		901,422

Common Stocks (continued)	Shares	Value ($)
Household Products—1.5%		
Clorox	3,662	215,802
Colgate-Palmolive	2,079	106,361
		322,163
Hypermarkets & Super Centers—2.2%		
Wal-Mart Stores	9,052	**478,127**
IT Consulting & Services—.5%		
Accenture, Cl. A	4,000 [a]	**108,000**
Industrial Conglomerates—1.8%		
General Electric	7,262	265,063
Tyco International	3,131	111,902
		376,965
Industrial Machinery—.6%		
Illinois Tool Works	1,372	**127,157**
Insurance-Life/Health—.5%		
UnumProvident	6,351	**113,937**
Insurance-Multiline—1.7%		
American International Group	5,458	**358,427**
Insurance-Property & Casualty—.8%		
Allstate	3,358	**173,676**
Integrated Oil & Gas—.7%		
Exxon Mobil	2,988	**153,165**
Investment Banking & Brokerage—2.8%		
Goldman Sachs Group	3,370	350,615
Morgan Stanley	4,365	242,345
		592,960
Leisure Facilities—2.3%		
Royal Caribbean Cruises	9,224 [b]	**502,155**
Mortgage Banking—1.9%		
Freddie Mac	2,562	188,819
PMI Group	5,245	218,979
		407,798

Common Stocks (continued)	Shares	Value ($)
Movies & Entertainment–4.6%		
Time Warner	18,866 a	366,755
Viacom, Cl. B	9,033	328,711
Walt Disney	10,577	294,041
		989,507
Office Equipment–.4%		
Zebra Technologies, Cl. A	1,605 a	**90,329**
Oil & Gas Drilling–.6%		
Diamond Offshore Drilling	3,169 b	**126,918**
Personal Products–3.5%		
Estee Lauder Cos., Cl. A	7,096	324,784
Gillette	9,626	431,052
		755,836
Pharmaceuticals–6.5%		
Abbott Laboratories	7,931	369,981
Johnson & Johnson	5,759	365,236
Pfizer	4,883	131,304
Teva Pharmaceutical Industries, ADR	7,100	212,006
Wyeth	7,137	303,965
		1,382,492
Publishing–1.2%		
Gannett Co.	3,054	**249,512**
Railroads–2.8%		
Burlington Northern Santa Fe	4,069	192,505
Canadian National Railway	3,069	187,976
Union Pacific	3,217	216,343
		596,824
Restaurants–1.1%		
Cheesecake Factory	7,189 a,b	**233,427**
Retail Trade Discounters–.5%		
Dollar General	5,105	**106,031**
Semiconductor Equipment–1.0%		
Applied Materials	6,049 a	103,438
KLA-Tencor	2,304 a	107,320
		210,758

Common Stocks (continued)	Shares	Value ($)
Semiconductors−6.5%		
Broadcom, Cl. A	3,252 [a]	104,975
Freescale Semiconductor, Cl. A	377 [a]	6,922
Intel	20,691	483,962
Linear Technology	8,343	323,375
Maxim Integrated Products	7,388	313,177
Texas Instruments	4,808	118,373
Xilinx	1,593	47,232
		1,398,016
Soft Drinks−.9%		
Coca-Cola	4,869	**202,696**
Specialty Stores−.2%		
Tiffany	1,358	**43,415**
Systems Software−6.0%		
Adobe Systems	1,868	117,199
Lucent Technologies (Warrants)	908 [a]	1,430
Microsoft	33,368	891,259
VERITAS Software	9,331 [a]	266,400
		1,276,288
Trading Companies & Distributors−1.0%		
W.W. Grainger	3,345	**222,844**
Other−4.9%		
Nasdaq-100 Index Tracking Stock	2,656 [a,b]	106,028
Standard & Poors Depository Receipts	7,893 [b]	954,027
		1,060,055
Total Common Stocks (cost $17,382,994)		**20,852,503**

Short-Term Investments−2.8%	Principal Amount ($)	Value ($)
Commercial Paper;		
Stanley Works, 2.20%, 1/3/2005 (cost $609,925)	610,000	**609,925**

Investment of Cash Collateral for Securities Loaned—9.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,098,301)	2,098,301 [c]	**2,098,301**
Total Investments (cost $20,091,220)	**110.0%**	**23,560,729**
Liabilities, Less Cash and Receivables	**(10.0%)**	**(2,145,426)**
Net Assets	**100.0%**	**21,415,303**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $2,025,233 and the total market value of the collateral held by the portfolio is $2,098,301.*

[c] *Investment in affliliated money market mutual fund.*

Portfolio Summary†

	Value (%)		Value (%)
Short Term/ Money Market Investments	12.6	Investment Banking & Brokerage	2.8
Pharmaceuticals	6.5	Railroads	2.8
Semiconductors	6.5	Diversified Financial	2.5
Systems Software	6.0	Biotechnology	2.3
Communications Equipment	4.6	Leisure Facilities	2.3
Movies & Entertainment	4.6	Hypermarkets & Super Centers	2.2
Computer Hardware	4.5	Data Processing & Outsourced Services	2.1
Hotels, Resorts & Cruise Lines	4.2	Department Stores	2.1
Application Software	3.5	Other	34.4
Personal Products	3.5		**110.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,025,233)–Note 1(b):		
Unaffiliated issuers	17,992,919	21,462,428
Affiliated issuers	2,098,301	2,098,301
Cash		97,701
Dividends receivable		16,479
Receivable for shares of Beneficial Interest subscribed		2,017
Prepaid expenses		453
		23,677,379
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		14,180
Liability for securities on loan–Note 1(b)		2,098,301
Payable for investment securities purchased		113,616
Payable for shares of Beneficial Interest redeemed		310
Accrued expenses		35,669
		2,262,076
Net Assets ($)		**21,415,303**
Composition of Net Assets ($):		
Paid-in capital		35,719,946
Accumulated undistributed investment income–net		53,465
Accumulated net realized gain (loss) on investments		(17,827,617)
Accumulated net unrealized appreciation (depreciation) on investments		3,469,509
Net Assets ($)		**21,415,303**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	16,045,035	5,370,268
Shares Outstanding	1,355,193	454,369
Net Asset Value Per Share ($)	**11.84**	**11.82**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $1,075 foreign taxes withheld at source)	326,720
Interest	19,239
Income from securities lending	1,665
Total Income	**347,624**
Expenses:	
Investment advisory fee–Note 3(a)	160,629
Professional fees	28,127
Distribution fees–Note 3(b)	13,427
Custodian fees–Note 3(b)	12,583
Prospectus and shareholders' reports	6,647
Shareholder servicing costs–Note 3(b)	2,956
Trustees' fees and expenses–Note 3(c)	1,055
Loan commitment fees–Note 2	169
Miscellaneous	1,768
Total Expenses	**227,361**
Less–waiver of fees due to undertaking–Note 3(a)	(17,744)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(646)
Net Expenses	**208,971**
Investment Income–Net	**138,653**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,618,779
Net unrealized appreciation (depreciation) on investments	(221,738)
Net Realized and Unrealized Gain (Loss) on Investments	**1,397,041**
Net Increase in Net Assets Resulting from Operations	**1,535,694**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	138,653	16,800
Net realized gain (loss) on investments	1,618,779	622,662
Net unrealized appreciation (depreciation) on investments	(221,738)	4,715,992
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,535,694**	**5,355,454**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(76,466)	−
Service shares	(25,522)	−
Total Dividends	**(101,988)**	**−**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	757,535	1,691,152
Service shares	642,509	1,792,629
Dividends reinvested:		
Initial shares	76,466	−
Service shares	25,522	−
Cost of shares redeemed:		
Initial shares	(2,584,979)	(3,408,234)
Service shares	(1,380,155)	(1,761,411)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,463,102)**	**(1,685,864)**
Total Increase (Decrease) in Net Assets	**(1,029,396)**	**3,669,590**
Net Assets ($):		
Beginning of Period	22,444,699	18,775,109
End of Period	**21,415,303**	**22,444,699**
Undistributed investment income−net	53,465	16,800

| | Year Ended December 31, | |
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	67,535	167,434
Shares issued for dividends reinvested	6,529	–
Shares redeemed	(234,961)	(362,592)
Net Increase (Decrease) in Shares Outstanding	**(160,897)**	**(195,158)**
Service Shares		
Shares sold	57,327	184,416
Shares issued for dividends reinvested	2,183	–
Shares redeemed	(124,322)	(179,252)
Net Increase (Decrease) in Shares Outstanding	**(64,812)**	**5,164**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.03	8.44	11.77	14.73	19.87
Investment Operations:					
Investment income (loss)−net[a]	.07	.01	(.01)	.01	.02
Net realized and unrealized gain (loss) on investments	.80	2.58	(3.31)	(2.96)	(5.03)
Total from Investment Operations	.87	2.59	(3.32)	(2.95)	(5.01)
Distributions:					
Dividends from investment income−net	(.06)	−	(.01)	(.01)	−
Dividends from net realized gain on investments	−	−	−	−	(.13)
Total Distributions	(.06)	−	(.01)	(.01)	(.13)
Net asset value, end of period	11.84	11.03	8.44	11.77	14.73
Total Return (%)	7.86	30.69	(28.25)	(20.03)	(25.40)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	1.09	1.09	1.09	1.08
Ratio of net expenses to average net assets	.97	1.00	1.00	.99	.97
Ratio of net investment income (loss) to average net assets	.65	.08	(.08)	.08	.11
Portfolio Turnover Rate	114.49	126.24	165.08	180.84	171.96
Net Assets, end of period ($ x 1,000)	16,045	16,725	14,442	25,607	28,583

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

		Year Ended December 31,			
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	11.02	8.43	11.76	14.73	14.73
Investment Operations:					
Investment income (loss)−net	.07[b]	.01[b]	(.01)[b]	(.00)[b,c]	−
Net realized and unrealized gain (loss) on investments	.79	2.58	(3.31)	(2.96)	−
Total from Investment Operations	.86	2.59	(3.32)	(2.96)	−
Distributions:					
Dividends from investment income−net	(.06)	−	(.01)	(.01)	−
Net asset value, end of period	11.82	11.02	8.43	11.76	14.73
Total Return (%)	7.68	30.72	(28.21)	(20.16)	−
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.35	1.34	1.40	−
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	−
Ratio of net investment income (loss) to average net assets	.63	.09	(.06)	(.01)	−
Portfolio Turnover Rate	114.49	126.24	165.08	180.84	171.96
Net Assets, end of period ($ x 1,000)	5,370	5,719	4,333	4,147	−[d]

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Amount represents less than $1,000.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus. Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge.

The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest

income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $53,465, accumulated capital losses $17,046,044 and unrealized appreciation $2,687,936.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $11,326,968 of the carryover expires in fiscal 2009 and $5,719,076 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $101,988 and $0, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, Dreyfus waived receipt of fees of $17,744, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets
0 to $100 million	.25 of 1%
$100 million to $1 billion	.20 of 1%
$1 billion to $1.5 billion	.16 of 1%
In excess of $1.5 billion	.10 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $13,427 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the

portfolio. During the period ended December 31, 2004, the portfolio was charged $60 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $12,583 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $11,369, Rule 12b-1 distribution plan fees $1,129, custodian fees $1,666 and transfer agency per account fees $16.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $22,753,199 and $23,599,012, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $20,872,793; accordingly, accumulated net unrealized appreciation on investments was $2,687,936, consisting of $3,504,418 gross unrealized appreciation and $816,482 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and

November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Founders Growth Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders Growth Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders Growth Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

——————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

——————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

——————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 60 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 75 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Investment Portfolios,
Founders Growth Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0176AR1204

Dreyfus
Investment Portfolios,
Founders International
Equity Portfolio

ANNUAL REPORT December 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
    With Those of Other Funds

9   Statement of Investments

14 Statement of Assets and Liabilities

15 Statement of Operations

16 Statement of Changes in Net Assets

18 Financial Highlights

20 Notes to Financial Statements

28 Report of Independent Registered
    Public Accounting Firm

29 Important Tax Information

30 Board Members Information

32 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Founders International Equity Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Remi J. Browne, CFA, and Daniel B. LeVan, CFA, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

2004 represented another year of positive international stock market performance. Unlike the 2003 rally, however, in which most stocks rose as global business conditions generally improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies, industries and markets. As a result, fundamental research and professional judgment became more important determinants of international equity performance in 2004.

What's ahead for the world's stock markets in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as currency fluctuation and global terrorism — could threaten the market environment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Remi J. Browne, CFA, Daniel B. LeVan, CFA, Portfolio Managers
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders International Equity Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio produced total returns of 22.85% for its Initial shares and 22.74% for its Service shares.[1] This compares with a 20.38% total return produced by the portfolio's benchmark, the Morgan Stanley Capital International World ex U.S. Index, for the same period.[2]

We attribute the portfolio's performance to a combination of reasonable global economic growth and increasing corporate profits. The portfolio produced higher returns than the benchmark as its energy, industrials and consumer staples holdings experienced solid relative performance for the year. Substantial positive contributions on a country basis came from the United Kingdom, Canada and Germany.

What is the portfolio's investment approach?

The portfolio seeks long-term growth of capital. To pursue this goal, the portfolio normally invests at least 80% of its assets in the equity securities of foreign companies. The portfolio focuses on equity securities of foreign companies that are characterized as "growth" companies.

The portfolio will invest primarily in foreign issuers from at least three foreign countries with established or emerging economies, but will not invest more than 50% of its assets in issuers in any one foreign country. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, at times it may invest in U.S.-based companies.

The portfolio focuses on individual stock selection. We do not attempt to predict interest rates or market movements, nor do we have country allocation models or targets. Rather, we choose investments on a company-by-company basis, searching to find what we believe are well-managed, well-positioned companies, wherever they may be.

Starting with roughly 1,500 of the largest companies outside the United States, we use proprietary quantitative models to focus on changes in a company's earnings potential. Our goal is to identify

companies that we believe have achieved and can sustain growth through expanding volumes, increasing margins or new product development. In our view, these factors are the hallmarks of companies whose growth, in both revenues and earnings, could exceed that of global industry peers, as well as that of their local markets.

The portfolio is broadly invested across countries and industries, representing what we believe to be the best growth investment ideas in the world. We generally sell a stock when we determine that circumstances have changed and it will not achieve the growth in earnings we had anticipated, or when valuation becomes stretched.

What other factors influenced the portfolio's performance?

During the reporting period, the international equity markets posted strong gains, due in part to reasonable global economic growth and increasing corporate profits. Tremendous demand for commodities and other basic materials needed to build industrial infrastructure underpinned the global expansion, but had an offsetting effect of increasing costs for many companies. This effect slowed the growth in profits and limited equity market performance during the middle of 2004.

By the fall, energy prices began to retreat from record highs and the contentious U.S. presidential campaign ended, lifting much of the uncertainty plaguing the financial markets. As a result, international stock markets rebounded sharply in the fourth quarter of 2004, and the year closed with all 10 economic sectors in the benchmark producing positive absolute returns.

The portfolio's strong relative performance was primarily driven by its holdings in the United Kingdom, Canada and Germany. In fact, the U.K.'s Cairn Energy represented the single largest contributor to the portfolio's returns in 2004. The company's stock price soared in the wake of two major oil discoveries in India. Another strong U.K. performer was Xstrata, a coal producer that flourished amid increased demand from China. The stock price of SABMiller also rose as the brewer benefited from a recovery in the Miller brand and strong growth in emerging markets.

In Canada, the main drivers of performance were the portfolio's energy holdings, most notably Canadian National Resources and Penn West Petroleum, both of which benefited from rising oil prices. The portfolio also scored successes with Research In Motion, a technology company whose most popular product is the wireless two-way e-mail device, the

BlackBerry. In Germany, one of the country's top power companies, E.ON, benefited from rising electricity prices. Continental, the tire and auto parts company, achieved stronger results from its high margin brake and suspension system business and European consumers' growing desire for auto safety.

These positive results were undermined to a degree by a handful of disappointments during the reporting period. The portfolio's investment in the Japanese telecom, KDDI, failed to meet expectations as the company lost market share in both its wireless and fixed line businesses. Japanese electronic parts manufacturer Citizen Electronics Co., Ltd. also hindered performance as a result of the slowing cellular phone market. Finally, results from U.K. pharmaceutical company AstraZeneca suffered amid health safety concerns for its cholesterol drug, Crestor, as well as a delay on its blood thinner drug, Exanta.

What is the portfolio's current strategy?

After overhauling the portfolio upon assuming management responsibilities in March 2003, we experienced a relatively calm 2004 as to portfolio construction. Our focus, as always, will continue to be on selecting stocks with improving business momentum and attractive valuations across both countries and sectors.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends daily and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Founders International Equity Portfolio Initial shares and Service shares and the Morgan Stanley Capital International World ex U.S. Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**9/30/98**	**22.85%**	**(6.70)%**	**4.35%**
Service shares	**9/30/98**	**22.74%**	**(6.70)%**	**4.35%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders International Equity Portfolio on 9/30/98 (inception date of Initial shares) to a $10,000 investment made in the Morgan Stanley Capital International World ex U.S. Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders International Equity Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 7.97	$ 7.97
Ending value (after expenses)	$1,157.70	$1,156.80

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 7.46	$ 7.46
Ending value (after expenses)	$1,017.75	$1,017.75

† Expenses are equal to the portfolio's annualized expense ratio of 1.47% for Initial shares and 1.47% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks–97.6%	Shares	Value ($)
Australia–3.9%		
BHP Billiton	11,100	133,154
Oil Search	33,000	46,709
Publishing & Broadcasting	10,000	136,850
QBE Insurance Group	4,800	57,618
		374,331
Belgium–2.2%		
Colruyt	300	48,675
Delhaize	1,200	91,082
InBev	1,800	69,691
		209,448
Canada–4.9%		
ATI Technologies	3,300 [a]	63,928
Canadian National Railway	1,400	85,199
Canfor	3,900 [a]	50,833
Husky Energy	1,900	54,198
Research In Motion	550 [a]	45,247
Sun Life Financial	1,600	53,502
Telus	4,200	126,696
		479,603
Denmark–2.0%		
A P Moller-Maersk	15	123,648
Novo Nordisk, Cl. B	1,300	70,888
		194,536
Finland–2.5%		
Fortum	7,600	140,424
Nokia	6,500	102,464
		242,888
France–9.5%		
BNP Paribas	1,596	115,402
Bouygues	2,400	110,698
France Telecom	1,900	62,789
Renault	1,000	83,499
Sanofi-Aventis	2,200	175,490
Societe Generale	1,000	100,999
Suez	1,700	45,248

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Total	681	148,462
Vivendi Universal	2,700 ᵃ	86,039
		928,626
Germany−8.3%		
BASF	1,700	122,230
Continental	2,000	126,842
Deutsche Telekom	3,840 ᵃ	86,684
E.ON	1,330	121,211
Merck	1,200	81,884
Metro	1,300	71,354
SAP	580	103,389
ThyssenKrupp	4,220	92,743
		806,337
Greece−.5%		
Alpha Bank	1,516	**52,773**
Hong Kong−.5%		
China Mobile (Hong Kong)	14,300	**48,479**
Italy−3.7%		
Banca Intesa	22,000	105,652
Bulgari	4,100	50,559
Eni	3,000	74,966
Mediaset	10,500	132,899
		364,076
Japan−20.7%		
ASAHI BREWERIES	5,300	65,626
CANON	3,000	161,877
CASIO COMPUTER	6,900	106,444
Eisai	2,800	92,072
FUJITSU	7,000	45,558
HOYA	900	101,605
Hitachi	16,000	110,845
ITO-YOKADO	2,000	83,915
JFE	3,600	102,747
Kawasaki Kisen Kaisha	8,000	51,442

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsubishi	12,000	155,028
NIPPON STEEL	19,000	46,534
NISSAN MOTOR	8,700	94,568
NSK	13,000	65,327
ONO PHARMACEUTICAL	2,000	112,211
SANKYO	4,400	99,390
SANYO SHINPAN FINANCE	800	56,828
SHIZUOKA BANK	5,000	47,373
Sumitomo Electric Industries	7,700	83,773
Takeda Pharmaceutical	3,300	166,151
Toyota Motor	4,000	162,756
		2,012,070
Netherlands—3.8%		
ING Groep	6,200	187,227
Koninklijke (Royal) KPN	19,200	182,067
		369,294
Norway—1.0%		
Norsk Hydro	540	42,408
Orkla	1,600	52,422
		94,830
Singapore—.5%		
Keppel	9,900	**52,160**
South Africa—.6%		
Old Mutual	22,000	**56,093**
Spain—2.5%		
ACS	2,800	63,814
Repsol YPF	4,500	116,966
Telefonica	3,200	60,168
		240,948
Sweden—2.9%		
Telefonaktiebolaget LM Ericsson, Cl. B	42,300 [a]	134,857
Volvo, Cl. B	3,800	150,578
		285,435

Common Stocks (continued)	Shares	Value ($)
Switzerland—5.8%		
Baloise	900	41,473
Compagnie Financiere Richemont	2,200	73,089
Credit Suisse	2,450	102,791
Novartis	3,230	162,450
Saurer	800 a	47,046
Serono, Cl. B	130	85,465
UBS	578	48,374
		560,688
United Kingdom—21.8%		
ARM	24,900	52,946
Aviva	4,500	54,381
BAE Systems	21,100	93,589
BP	18,953	185,274
Barclays	17,569	198,115
Burberry	9,900	76,393
Friends Provident	17,500	51,860
GlaxoSmithKline	2,300	54,084
HBOS	4,100	66,904
Reckitt Benckiser	2,675	81,022
Royal Bank of Scotland	1,515	51,076
SABMiller	13,200	219,463
Sage	13,200	51,373
Shire Pharmaceuticals	15,500	163,152
Tesco	27,200	168,407
United Business Media	5,600	51,725
Vodafone	135,950	369,522
Xstrata	7,400	132,715
		2,122,001
Total Common Stocks		
(cost $7,239,503)		**9,494,616**

Short-Term Investments−2.9%	Principal Amount ($)	Value ($)
Commercial Paper;		
Stanley Works 2.20%, 1/3/2005 (cost $279,966)	280,000	**279,966**
Total Investments (cost $7,519,469)	**100.5%**	**9,774,582**
Liabilities, Less Cash and Receivables	**(.5%)**	**(46,666)**
Net Assets	**100.0%**	**9,727,916**

[a]   *Non-income producing.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Pharmaceuticals	11.0	Electronic Equipment Manufacturers	3.0
Diversified Banks	9.1	Communications Equipment	2.9
Wireless Telecommunication Services	5.4	Short-Term Investments	2.9
		Broadcasting & Cable TV	2.8
Integrated Telecommunication Services	5.3	Electric Utilities	2.6
Integrated Oil & Gas	5.2	Other Diversified Financial Services	2.4
Brewers	4.1	Construction	2.2
Diversified Metals, Mining, & Chemicals	4.1	Apparel, Accessories & Luxury Goods	2.0
Automobile Manufacturers	3.6	Other	28.8
Food Retail	3.1		**100.5**

[†]   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	7,519,469	9,774,582
Cash		11,438
Dividends receivable		10,501
Prepaid expenses		760
		9,797,281
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		1,864
Payable for shares of Beneficial Interest redeemed		20,208
Accrued expenses		47,293
		69,365
Net Assets ($)		**9,727,916**
Composition of Net Assets ($):		
Paid-in capital		13,257,896
Accumulated undistributed investment income–net		55,554
Accumulated net realized gain (loss) on investments		(5,841,149)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		2,255,615
Net Assets ($)		**9,727,916**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	7,328,586	2,399,330
Shares Outstanding	506,907	165,897
Net Asset Value Per Share ($)	**14.46**	**14.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $24,810 foreign taxes withheld at source)	183,675
Interest	3,833
Total Income	**187,508**

Expenses:

Investment advisory fee–Note 3(a)	88,355
Auditing fees	34,162
Custodian fees	28,353
Prospectus and shareholders' reports	17,903
Shareholder servicing costs–Note 3(b)	6,525
Distribution fees–Note 3(b)	5,214
Trustees' fees and expenses–Note 3(c)	617
Legal fees	396
Loan commitment fees–Note 2	69
Miscellaneous	10,057
Total Expenses	**191,651**
Less–waiver of fees due to undertaking–Note 3(a)	(59,118)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(1,198)
Net Expenses	**131,335**
Investment Income–Net	**56,173**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	1,696,837
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	79,487
Net Realized and Unrealized Gain (Loss) on Investments	**1,776,324**
Net Increase in Net Assets Resulting from Operations	**1,832,497**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	56,173	43,862
Net realized gain (loss) on investments	1,696,837	(1,155,323)
Net unrealized appreciation (depreciation) on investments	79,487	3,257,912
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,832,497**	**2,146,451**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(34,898)	(4,665)
Service shares	(10,268)	(1,527)
Total Dividends	**(45,166)**	**(6,192)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,325,511	929,977
Service shares	580,082	479,873
Dividends reinvested:		
Initial shares	34,898	4,665
Service shares	10,268	1,527
Cost of shares redeemed:		
Initial shares	(1,871,288)	(1,166,915)
Service shares	(706,880)	(527,111)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(627,409)**	**(277,984)**
Total Increase (Decrease) in Net Assets	**1,159,922**	**1,862,275**
Net Assets ($):		
Beginning of Period	8,567,994	6,705,719
End of Period	**9,727,916**	**8,567,994**
Undistributed investment income−net	55,554	45,061

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	105,180	88,501
Shares issued for dividends reinvested	2,807	576
Shares redeemed	(148,927)	(126,612)
Net Increase (Decrease) in Shares Outstanding	**(40,940)**	**(37,535)**
Service Shares		
Shares sold	45,252	49,540
Shares issued for dividends reinvested	825	188
Shares redeemed	(56,272)	(57,385)
Net Increase (Decrease) in Shares Outstanding	**(10,195)**	**(7,657)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.83	8.72	11.97	17.00	21.65
Investment Operations:					
Investment income (loss)−net [a]	.08	.06	.01	(.02)	.00 [b]
Net realized and unrealized gain (loss) on investments	2.61	3.06	(3.26)	(5.00)	(3.55)
Total from Investment Operations	2.69	3.12	(3.25)	(5.02)	(3.55)
Distributions:					
Dividends from investment income−net	(.06)	(.01)	−	(.01)	−
Dividends from net realized gain on investments	−	−	−	−	(1.10)
Total Distributions	(.06)	(.01)	−	(.01)	(1.10)
Net asset value, end of period	14.46	11.83	8.72	11.97	17.00
Total Return (%)	22.85	35.81	(27.15)	(29.56)	(17.41)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.11	2.41	2.01	2.22	2.07
Ratio of net expenses to average net assets	1.49	1.50	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.64	.66	.06	(.13)	.02
Portfolio Turnover Rate	90.61	145.42	226.63	201.61	171.34
Net Assets, end of period ($ x 1,000)	7,329	6,483	5,103	9,099	11,888

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	11.84	8.72	11.98	17.00	17.00
Investment Operations:					
Investment income (loss)−net	.08[b]	.06[b]	.01[b]	(.06)[b]	–
Net realized and unrealized gain (loss) on investments	2.60	3.07	(3.27)	(4.95)	–
Total from Investment Operations	2.68	3.13	(3.26)	(5.01)	–
Distributions:					
Dividends from investment income−net	(.06)	(.01)	–	(.01)	–
Net asset value, end of period	14.46	11.84	8.72	11.98	17.00
Total Return (%)	22.74	35.92	(27.21)	(29.50)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.36	2.66	2.26	2.55	–
Ratio of net expenses to average net assets	1.49	1.50	1.50	1.50	–
Ratio of net investment income (loss) to average net assets	.61	.64	.05	(.46)	–
Portfolio Turnover Rate	90.61	145.42	226.63	201.61	171.34
Net Assets, end of period ($ x 1,000)	2,399	2,085	1,602	1,504	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term growth of capital. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus. Dreyfus Service Corporation (the "Distributor"), is the distributor of the portfolio's shares, which are sold without a sales charge.

The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series' are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the

portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $55,554, accumulated capital losses $5,832,260 and unrealized appreciation $2,246,726.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $2,829,932 of the carryover expires in fiscal 2009, $1,508,081 expires in fiscal 2010 and $1,494,247 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $45,166 and $6,192, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency transactions, the portfolio decreased accumulated undistributed investment income-net by $514 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay

commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2004, Dreyfus waived receipt of fees and assumed expenses of the portfolio of $59,118, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.35 of 1%
$100 million to $1 billion	.30 of 1%
$1 billion to $1.5 billion	.26 of 1%
In excess of $1.5 billion	.20 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service

shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $5,214 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $55 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $8,102, Rule 12b-1 distribution plan fees $499 and transfer agency per account fees $9, which are offset against an expense reimbursement currently in effect in the amount of $6,746.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $7,813,104 and $8,311,549, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $7,528,358; accordingly, accumulated net unrealized appreciation on investments was $2,246,224, consisting of $2,269,069 gross unrealized appreciation and $22,845 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Founders International Equity
Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders International Equity Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders International Equity Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2004:

—the total amount of taxes paid to foreign countries was $24,810.

—the total amount of income sourced from foreign countries was $79,207.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2004 calendar year with Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

30

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 60 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 75 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Investment Portfolios,
Founders International
Equity Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and
Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q.
The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may
be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information
on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to
vote proxies relating to portfolio securities, and information regarding how the portfolio
voted these proxies for the 12-month period ended June 30, 2004, is available through the
portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov.
The description of the policies and procedures is also available without charge, upon request,
by calling 1-800-645-6561.



0177AR1204

Dreyfus
Investment Portfolios,
MidCap Stock Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
   With Those of Other Funds

9 Statement of Investments

15 Statement of Assets and Liabilities

16 Statement of Operations

17 Statement of Changes in Net Assets

19 Financial Highlights

21 Notes to Financial Statements

28 Report of Independent Registered
    Public Accounting Firm

29 Important Tax Information

30 Board Members Information

32 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, MidCap Stock Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John O'Toole.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

John O'Toole, Portfolio Manager

How did Dreyfus Investment Portfolios, MidCap Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio's Initial shares produced a total return of 14.48%, and its Service shares produced a total return of 14.23%.[1] This compares with the total return of 16.48% provided by the portfolio's benchmark, the Standard & Poor's MidCap 400 Index, for the same period.[2]

We attribute these results to stronger U.S. and global economic growth, which led to improving business fundamentals and drove stock prices broadly higher. Midcap stocks outperformed the overall market, particularly during the post-election rally during the final months of 2004. The portfolio produced lower returns than its benchmark during the first half of the year due to disappointing returns from a few holdings, particularly in the health care and technology sectors. Although the portfolio performed relatively well compared to the benchmark during the second half of the year, when market sentiment shifted in favor of high-quality, value-oriented stocks, it was not enough to fully offset earlier weakness.

What is the portfolio's investment approach?

The portfolio invests in growth and value stocks of midsize companies, which are chosen through a disciplined process that combines computer modeling techniques, fundamental analysis and risk management.

In selecting securities, our investment team uses a computer model to identify and rank stocks within an industry or sector, based on:
• *value,* or how a stock is priced relative to its perceived intrinsic worth;
• *growth,* in this case the sustainability or growth of earnings; and
• *financial profile,* which measures the financial health of the company.

We then use fundamental analysis to select the most attractive of the higher ranked securities, drawing on a variety of sources, including Wall

Street research and company management. We attempt to manage risk by diversifying across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are similar to those of the S&P 400.

What other factors influenced the portfolio's performance?

Fueled by rising industrial demand, higher commodity prices and constrained supplies, energy stocks generated robust gains during the reporting period. The portfolio's energy holdings delivered strong results. Standouts included natural gas providers, such as Southwestern Energy and Questar; refinery operators, such as Valero Energy and Sunoco; oil service companies, such as Unit; and energy reserve holders, such as Houston Exploration and Patina Oil & Gas. Technology holdings, which undermined the portfolio's returns relative to the benchmark during the first few months of the year, improved later in the reporting period. Strong technology performers, such as software developers Digital River, McAfee and Activision, together with timely purchases of other technology holdings, such as Cabot Microelectronics and Lam Research, more than made up for early weakness in holdings such as Cypress Semiconductor.

Individual investments in other sectors further enhanced the portfolio's relative returns. The most noteworthy of these included poultry processor Pilgrim's Pride, which gained value as high-protein, low-carbohydrate diets became more popular; and financial service provider Factset Research Systems, which benefited from strength in financial markets.

On the other hand, the portfolio lost ground to the benchmark in the health care sector. Disadvantageous timing in the purchase of biotechnology stock ImClone Systems hurt performance, while generic drug manufacturer Mylan Laboratories experienced company-specific problems as well as greater pressure from large-cap pharmaceutical competitors. Consumer cyclicals holdings further detracted from the portfolio's relative performance, particularly auto parts retailer Pep

Boys-Manny, Moe & Jack, which faced expansion-related difficulties. Among financial holdings, Knight Trading Group suffered notable declines when the company encountered short-term business challenges.

What is the portfolio's current strategy?

As of the end of the reporting period, we believe we have positioned the portfolio to benefit from the market's recent shift in favor of higher-quality, more value-oriented issues. Specifically, we have placed slightly greater emphasis on value criteria than growth criteria in selecting individual stocks, seeking to invest in financially sound companies characterized by flexible balance sheets, low debt levels and strong cash flows. We have also positioned the portfolio to take advantage of short-term price volatility by opportunistically selling holdings that have appreciated more rapidly than we believe is warranted by their underlying fundamentals. At the same time, we have slightly increased the portfolio's exposure to more volatile stocks, reflecting our current optimism regarding underlying strength in the midcap sector of the stock market and the U.S. economy.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, MidCap Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, MidCap Stock Portfolio Initial shares and Service shares and the Standard & Poor's MidCap 400 Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/98**	**14.48%**	**6.69%**	**6.19%**
Service shares	**5/1/98**	**14.23%**	**6.54%**	**6.08%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, MidCap Stock Portfolio on 5/1/98 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, MidCap Stock Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.18	$ 5.29
Ending value (after expenses)	$1,106.90	$1,105.90

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.01	$ 5.08
Ending value (after expenses)	$1,021.17	$1,020.11

† *Expenses are equal to the portfolio's annualized expense ratio of .79% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Common Stocks−98.4%	Shares	Value ($)
Consumer Cyclical−17.0%		
Abercrombie & Fitch, Cl. A	63,100	2,962,545
Aeropostale	73,800 a	2,171,934
Applebee's International	100,900	2,668,805
Autoliv	45,200	2,183,160
Bandag	47,300	2,356,013
Barnes & Noble	68,200 a	2,200,814
Blyth	83,600	2,471,216
CBRL Group	39,500	1,653,075
CDW	59,100	3,921,285
CEC Entertainment	52,400 a	2,094,428
Claire's Stores	111,300	2,365,125
Coach	39,700 a	2,239,080
Dollar General	105,000	2,180,850
Foot Locker	64,500	1,736,985
GTECH Holdings	142,000	3,684,900
Gentex	69,400	2,569,188
HNI	40,200	1,730,610
Harman International Industries	19,200	2,438,400
Harrah's Entertainment	44,000	2,943,160
La-Z-Boy	80,600	1,238,822
Lear	28,000	1,708,280
May Department Stores	78,400	2,304,960
Michaels Stores	107,300	3,215,781
NBTY	44,600 a	1,070,846
Pacific Sunwear of California	75,600 a	1,682,856
Polaris Industries	33,100	2,251,462
Stanley Works	55,000	2,694,450
Tuesday Morning	68,000 a	2,082,840
V. F.	48,900	2,708,082
Whole Foods Market	52,400	4,996,340
		72,526,292
Consumer Staples−2.9%		
Estee Lauder Cos., Cl. A	43,000	1,968,110
Fresh Del Monte Produce	74,900 b	2,217,789
SUPERVALU	38,000	1,311,760
Sensient Technologies	69,400	1,664,906

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Smithfield Foods	72,000 [a]	2,130,480
Tyson Foods, Cl. A	168,000	3,091,200
		12,384,245
Energy–9.6%		
Amerada Hess	13,600	1,120,368
Cal Dive International	64,600 [a]	2,632,450
Energen	44,200	2,605,590
Grant Prideco	94,600 [a]	1,896,730
Houston Exploration	50,700 [a]	2,854,917
Hydril	43,000 [a]	1,956,930
Magnum Hunter Resources	215,600 [a]	2,781,240
Newfield Exploration	40,300 [a]	2,379,715
Oceaneering International	51,900 [a]	1,936,908
Pogo Producing	59,200	2,870,608
Questar	97,400	4,963,504
Sunoco	27,900	2,279,709
Superior Energy Services	171,300 [a]	2,639,733
TETRA Technologies	56,300 [a]	1,593,290
Unit	51,300 [a]	1,960,173
Valero Energy	52,000	2,360,800
Varco International	70,200 [a]	2,046,330
		40,878,995
Health Care–10.7%		
Apria Healthcare Group	82,000 [a]	2,701,900
Bausch & Lomb	29,800	1,920,908
Beckman Coulter	55,500	3,717,945
Bradley Pharmaceuticals	64,400 [a,b]	1,249,360
Cephalon	45,400 [a]	2,309,952
Charles River Laboratories International	48,100 [a]	2,213,081
Coventry Health Care	79,200 [a]	4,203,936
Diagnostic Products	39,100	2,152,455
Haemonetics	56,800 [a]	2,056,728
Health Net	106,100 [a]	3,063,107
ImClone Systems	20,900 [a]	963,072
Invacare	36,300	1,679,238
Millipore	46,400 [a]	2,311,184

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
PacifiCare Health Systems	74,100 a	4,188,132
PerkinElmer	73,000	1,641,770
Thermo Electron	86,000 a	2,596,340
Varian Medical Systems	113,600 a	4,912,064
WellChoice	35,300 a	1,885,020
		45,766,192
Interest Sensitive−17.4%		
Astoria Financial	66,900	2,673,993
Bank of Hawaii	73,300	3,719,242
Bear Stearns Cos.	27,700	2,833,987
CIT Group	67,300	3,083,686
Catellus Development	71,700	2,194,020
CharterMac	50,900	1,243,996
Cincinnati Financial	56,500	2,500,690
Colonial BancGroup	140,400	2,980,692
Commerce Bancshares	51,450	2,582,790
Dime Bancorp (warrants)	19,900 a	3,781
Doral Financial	57,600	2,836,800
Everest Re Group	47,300	4,236,188
Fidelity National Financial	111,600	5,096,772
First American	99,300	3,489,402
General Growth Properties	53,200	1,923,712
Hibernia, Cl. A	106,300	3,136,913
Huntington Bancshares	89,800	2,225,244
Investors Financial Services	80,900	4,043,382
Jefferies Group	53,300	2,146,924
Lincoln National	57,600	2,688,768
New Century Financial	42,600 b	2,722,566
New York Community Bancorp	178,700	3,675,859
Northwest Bancorp	48,100	1,206,829
Phoenix Cos.	143,500 b	1,793,750
Trizec Properties	99,800	1,888,216
Unitrin	52,800	2,399,760
Webster Financial	49,400	2,501,616
Weingarten Realty Investors	57,600	2,309,760
		74,139,338

Common Stocks (continued)	Shares	Value ($)
Producer Goods—14.7%		
Albemarle	62,300	2,411,633
Baldor Electric	59,400	1,635,282
Bemis	91,500	2,661,735
Cabot	66,200	2,560,616
Cooper Industries, Cl. A	34,700	2,355,783
Crane	60,200	1,736,168
Energizer Holdings	63,300 [a]	3,145,377
Harsco	46,200	2,575,188
Hovnanian Enterprises, Cl. A	51,600 [a]	2,555,232
J.B. Hunt Transport Services	93,100	4,175,535
KB HOME	28,400	2,964,960
Lennar, Cl. A	98,500	5,582,980
Lubrizol	82,900	3,055,694
Nucor	39,600	2,072,664
Orbital Sciences	134,100 [a]	1,586,403
Overnite	55,500	2,066,820
Overseas Shipholding Group	55,500	3,063,600
Rockwell Automation	55,100	2,730,205
Ryland Group	60,500	3,481,170
Sherwin-Williams	40,600	1,811,978
Sigma-Aldrich	34,700 [b]	2,097,962
Teledyne Technologies	56,000 [a]	1,648,080
Timken	89,200	2,320,984
W.W Grainger	38,500	2,564,870
		62,860,919
Services—10.5%		
Acxiom	117,500	3,090,250
Catalina Marketing	65,700	1,946,691
ChoicePoint	68,000 [a]	3,127,320
Cognizant Technology Solutions	64,900 [a]	2,747,217
Cox Radio, Cl. A	88,300 [a]	1,455,184
Equifax	67,100	1,885,510
FactSet Research Systems	60,700	3,547,308
Gemstar-TV Guide International	285,200 [a]	1,688,384
Getty Images	45,400 [a,b]	3,125,790
Hearst-Argyle Television	44,200	1,165,996

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Hewitt Associates, Cl. A	90,700 a,b	2,903,307
ITT Educational Services	51,300 a,b	2,439,315
Manpower	69,400	3,352,020
Media General, Cl. A	38,000	2,462,780
Republic Services	127,800	4,286,412
Washington Post, Cl. B	5,550	5,455,761
		44,679,245
Technology—11.7%		
Activision	164,900 a	3,327,682
Altera	73,300 a	1,517,310
Amphenol, Cl. A	78,200 a	2,873,068
Cabot Microelectronics	66,500 a	2,663,325
CheckFree	61,800 a	2,353,344
Citrix Systems	87,500 a	2,146,375
Cree	54,900 a,b	2,200,392
Digital River	82,800 a	3,445,308
Harris	70,200	4,337,658
Integrated Circuit Systems	106,400 a	2,225,888
Lam Research	135,000 a	3,902,850
McAfee	144,300 a	4,174,599
Microchip Technology	64,900	1,730,234
Plantronics	54,600	2,264,262
SanDisk	70,400 a,b	1,757,888
Storage Technology	111,200 a	3,515,032
Tech Data	63,100 a	2,864,740
Zebra Technologies, Cl. A	48,550 a	2,732,394
		50,032,349
Utilities—3.9%		
Alliant Energy	121,400	3,472,040
CenturyTel	79,900	2,834,053
Great Plains Energy	100,900	3,055,252
SCANA	96,600 b	3,806,040
WPS Resources	67,100	3,352,316
		16,519,701
Total Common Stocks		
(cost $336,560,941)		**419,787,276**

Short-Term Investments−1.7%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.60%, dated 12/31/2004, due 1/3/2005, in the amount of $7,300,973 (fully collateralized by $6,555,000 Federal Home Loan Mortgage Corp., Notes, 6.625%, 9/15/2009, value $7,449,842)		
(cost $7,300,000)	7,300,000	**7,300,000**

Investment of Cash Collateral for Securities Loaned−3.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $15,350,329)	15,350,329 c	**15,350,329**

Total Investments (cost $359,211,270)	**103.7%**	**442,437,605**
Liabilities, Less Cash and Receivables	**(3.7%)**	**(15,779,011)**
Net Assets	**100.0%**	**426,658,594**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At Decmber 31, 2004, the total market value of the portfolio's securities on loan is $14,850,880 and the total market value of the collateral held by the portfolio is $15,350,329.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary [†]

	Value (%)		Value (%)
Interest Sensitive	17.4	Energy	9.6
Consumer Cyclical	17.0	Short-Term/	
Producer Goods	14.7	Money Market Investments	5.3
Technology	11.7	Utilities	3.9
Health Care	10.7	Consumer Staples	2.9
Services	10.5		**103.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $14,850,880)–Note 1(b):		
Unaffiliated issuers	343,860,941	427,087,276
Affiliated issuers	15,350,329	15,350,329
Cash		145,976
Dividends and interest receivable		284,804
Receivable for shares of Beneficial Interest subscribed		2,892
Prepaid expenses		10,884
		442,882,161
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		289,588
Liability for securities on loan–Note 1(b)		15,350,329
Payable for shares of Beneficial Interest redeemed		530,773
Accrued expenses		52,877
		16,223,567
Net Assets ($)		**426,658,594**
Composition of Net Assets ($):		
Paid-in capital		341,588,089
Accumulated undistributed investment income–net		117,705
Accumulated net realized gain (loss) on investments		1,726,465
Accumulated net unrealized appreciation (depreciation) on investments		83,226,335
Net Assets ($)		**426,658,594**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	344,978,821	81,679,773
Shares Outstanding	19,577,399	4,649,351
Net Asset Value Per Share ($)	**17.62**	**17.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $3,988 foreign taxes withheld at source)	4,479,671
Interest	116,795
Income from securities lending	26,077
Total Income	**4,622,543**
Expenses:	
Investment advisory fee–Note 3(a)	2,859,526
Distribution fees–Note 3(b)	173,623
Professional fees	44,310
Custodian fees–Note 3(b)	39,048
Prospectus and shareholders' reports	21,471
Trustees' fees and expenses–Note 3(c)	16,054
Shareholder servicing costs–Note 3(b)	7,876
Registration fees	143
Miscellaneous	1,503
Total Expenses	**3,163,554**
Less–waiver of fees due to undertaking–Note 3(a)	(23,446)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(877)
Net Expenses	**3,139,231**
Investment Income–Net	**1,483,312**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	35,312,341
Net unrealized appreciation (depreciation) on investments	16,976,570
Net Realized and Unrealized Gain (Loss) on Investments	**52,288,911**
Net Increase in Net Assets Resulting from Operations	**53,772,223**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	1,483,312	810,913
Net realized gain (loss) on investments	35,312,341	9,408,572
Net unrealized appreciation (depreciation) on investments	16,976,570	68,768,258
Net Increase (Decrease) in Net Assets Resulting from Operations	**53,772,223**	**78,987,743**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,247,333)	(728,922)
Service shares	(140,525)	(81,129)
Net realized gain on investments:		
Initial shares	(8,014,833)	–
Service shares	(1,899,359)	–
Total Dividends	**(11,302,050)**	**(810,051)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	38,662,714	47,304,668
Service shares	26,036,803	32,894,299
Dividends reinvested:		
Initial shares	9,262,166	728,922
Service shares	2,039,884	81,129
Cost of shares redeemed:		
Initial shares	(39,708,550)	(32,010,864)
Service shares	(12,581,127)	(3,406,244)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**23,711,890**	**45,591,910**
Total Increase (Decrease) in Net Assets	**66,182,063**	**123,769,602**
Net Assets ($):		
Beginning of Period	360,476,531	236,706,929
End of Period	**426,658,594**	**360,476,531**
Undistributed investment income–net	117,705	22,144

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	2,387,774	3,369,757
Shares issued for dividends reinvested	531,785	47,166
Shares redeemed	(2,450,805)	(2,451,003)
Net Increase (Decrease) in Shares Outstanding	**468,754**	**965,920**
Service Shares		
Shares sold	1,619,530	2,410,994
Shares issued for dividends reinvested	117,505	5,260
Shares redeemed	(778,615)	(250,075)
Net Increase (Decrease) in Shares Outstanding	**958,420**	**2,166,179**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	**2004**	**2003**	**2002**	**2001**	**2000**
Per Share Data ($):					
Net asset value, beginning of period	15.82	12.04	13.80	14.29	13.44
Investment Operations:					
Investment income−net [a]	.07	.04	.04	.03	.05
Net realized and unrealized gain (loss) on investments	2.22	3.78	(1.76)	(.50)	1.05
Total from Investment Operations	2.29	3.82	(1.72)	(.47)	1.10
Distributions:					
Dividends from investment income−net	(.07)	(.04)	(.04)	(.02)	(.03)
Dividends from net realized gain on investments	(.42)	–	–	–	(.13)
Dividends in excess of net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.49)	(.04)	(.04)	(.02)	(.25)
Net asset value, end of period	17.62	15.82	12.04	13.80	14.29
Total Return (%)	14.48	31.72	(12.49)	(3.26)	8.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.78	.82	.85	.89	1.04
Ratio of net expenses to average net assets	.78	.82	.85	.89	.98
Ratio of net investment income to average net assets	.43	.32	.32	.24	.34
Portfolio Turnover Rate	79.75	74.15	69.15	76.37	102.89
Net Assets, end of period ($ x 1,000)	344,979	302,253	218,387	181,028	76,784

[a] Based on average shares outstanding at each month end.

See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	15.77	12.02	13.78	14.29	14.29
Investment Operations:					
Investment income—net	.04[b]	.02[b]	.02[b]	.01[b]	–
Net realized and unrealized gain (loss) on investments	2.21	3.75	(1.75)	(.50)	–
Total from Investment Operations	2.25	3.77	(1.73)	(.49)	–
Distributions:					
Dividends from investment income—net	(.03)	(.02)	(.03)	(.02)	–
Dividends from net realized gain on investments	(.42)	–	–	–	–
Total Distributions	(.45)	(.02)	(.03)	(.02)	–
Net asset value, end of period	17.57	15.77	12.02	13.78	14.29
Total Return (%)	14.23	31.48	(12.64)	(3.36)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.06	1.10	1.17	–
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	–
Ratio of net investment income to average net assets	.22	.12	.15	.07	–
Portfolio Turnover Rate	79.75	74.15	69.15	76.37	102.89
Net Assets, end of period ($ x 1,000)	81,680	58,224	18,320	9,764	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the MidCap Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment results that are greater than the total return performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation,

the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $113,565, undistributed capital gains $1,741,228 and unrealized appreciation $83,215,712.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $1,387,858 and $810,051 and long-term capital gains $9,914,192 and $0, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the portfolio increased accumulated undistributed investment income-net by $107, increased accumulated net realized gain (loss) on investments by $129 and decreased paid-in capital by $236. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $23,446, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $173,623 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $724 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $39,048 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $266,724, Rule 12b-1 distribution plan fees $16,969, custodian fees $7,200 and transfer agency per account fees $129, which are offset against an expense reimbursement currently in effect in the amount of $1,434.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $313,506,933 and $298,060,666, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $359,221,893; accordingly, accumulated net unrealized appreciation on investments was $83,215,712, consisting of $86,980,537 gross unrealized appreciation and $3,764,825 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004,

plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, MidCap Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, MidCap Stock Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, MidCap Stock Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $.4190 per share as a long-term capital gain distribution paid on December 21, 2004 and also hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

——————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

——————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

——————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Investment Portfolios,
MidCap Stock Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0174AR1204

Dreyfus
Investment Portfolios,
Small Cap Stock Index
Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

7 Understanding Your Portfolio's Expenses

7 Comparing Your Portfolio's Expenses
  With Those of Other Funds

8 Statement of Investments

26 Statement of Financial Futures

27 Statement of Assets and Liabilities

28 Statement of Operations

29 Statement of Changes in Net Assets

30 Financial Highlights

31 Notes to Financial Statements

38 Report of Independent Registered
  Public Accounting Firm

39 Important Tax Information

40 Board Members Information

42 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Thomas Durante, CFA.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Thomas Durante, CFA, Portfolio Manager

How did Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio's Service shares produced a total return of 21.89%.[1] In comparison, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), the portfolio's benchmark, produced a 22.65% return for the same period.[2,3]

We attribute the portfolio's performance to a continuation of solid returns from a host of small-cap stocks, many of which benefited from strong global growth during the reporting period. The difference in returns between the portfolio and the S&P 600 Index was primarily due to the portfolio's expenses, sampling strategy and transaction costs.

What is the portfolio's investment approach?

The portfolio seeks to match the total return of the S&P 600 Index. To pursue this goal, the portfolio invests in a representative sample of stocks included in the S&P 600 Index and in futures whose performance is related to the S&P 600 Index.

The portfolio's investments are selected by a "sampling" process based on market capitalization, industry representation and other means. By using this sampling process, the portfolio typically will not invest in all 600 stocks in the S&P 600 Index. However, at times, the portfolio may be fully invested in all of the stocks that comprise the S&P 600 Index. Under these circumstances, the portfolio maintains approximately the same weighting for each stock as the S&P 600 Index does.

The S&P 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $70 million and approximately $5.2 billion, depending on S&P 600 Index composition. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the S&P 600 Index than smaller ones. The portfolio may also invest in stock futures as a substitute for the sale or purchase of securities.

What other factors influenced the portfolio's performance?

During much of the reporting period, generally strong corporate profits were offset by concerns regarding rising short-term interest rates, potential inflationary pressures and the insurgency in Iraq. As they have done for the past several years, small-cap stocks posted higher returns than their large- and midcap counterparts. Industrial, producer and commodity stocks made the largest contributions to the performance of the S&P 600 Index. Clear winners included trucking, construction, forestry, steel, coal and mining companies, which make up a substantial portion of the S&P 600 Index. Companies in these industries historically tend to perform well during the early stages of economic recoveries. However, the unprecedented strength of economic growth in China, India and other developing markets helped these stocks fare especially well throughout 2004.

Financial stocks, which also comprise a large portion of the S&P 600 Index, also made positive contributions to the portfolio's results. Banks ranked among the stronger performers, due in large part to increased merger-and-acquisition activity, stability in the mortgage market and an increase in commercial lending. Energy companies also flourished in 2004 as a restricted supply of oil and gas, coupled with rising global demand, helped drive energy prices higher and benefited many of the drilling and exploration companies in the S&P 600 Index.

Other positive contributions to the portfolio's performance came from the industrial services area, which consists primarily of consulting firms that are hired by corporations to solve litigation problems, create operational strategies and verify accounting and auditing records. The medical products industry also produced significant gains, where two eyecare product companies benefited from advances in contact lenses and the fight against glaucoma. Because many of these products are considered elective, sales did not suffer from reduced Medicare and HMO reimbursements.

On the other hand, semiconductor stocks hindered returns for the S&P 600 Index, largely because many of these companies reported lower profits due to higher costs associated with building new plants

and research and development. Airline stocks also disappointed, citing rising fuel costs and a slowdown in corporate travel.

What is the portfolio's current strategy?

As an index portfolio, our strategy is to attempt to replicate the returns of the small-cap market as represented by the S&P 600 Index. Accordingly, the percentages of the portfolio's assets invested in each market sector closely approximate its representation in the S&P 600 Index. In our view, one of the greatest benefits of broadly diversified index funds is that they can help investors participate in the gains of specific asset classes, such as small-cap stocks, while enabling them to manage risks by limiting the impact of unexpected losses in any single industry group or holding.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

3 *"Standard & Poor's®," "S&P®," "S&P SmallCap 600" and "Standard & Poor's SmallCap 600" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio and the Standard & Poor's SmallCap 600 Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	From Inception
Portfolio	**5/1/02**	**21.89%**	**9.97%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio on 5/1/02 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. The portfolio is subject to a 0.25% annual Rule 12b-1 fee. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance. The Index reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment†
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.18
Ending value (after expenses)	$1,111.20

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.05
Ending value (after expenses)	$1,022.12

† Expenses are equal to the portfolio's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Common Stocks–99.7%	Shares	Value ($)
Consumer Cyclical–16.7%		
ALLETE	20,200	742,350
Action Performance Cos.	7,400	81,326
Advanced Marketing Services	8,700	87,522
Albany International, Cl. A	21,000	738,360
Angelica	8,100	219,105
Applica	13,400 [a]	81,070
Arctic Cat	15,500	411,060
Argosy Gaming	20,800 [a]	971,360
Ashworth	7,900 [a]	86,031
Aztar	22,400 [a]	782,208
Bally Total Fitness Holdings	15,200 [a]	64,448
Bassett Furniture	9,200	180,550
Brown Shoe	14,500	432,535
Burlington Coat Factory Warehouse	28,100	637,870
CEC Entertainment	26,250 [a]	1,049,212
CPI	5,800	78,822
Casey's General Stores	35,300	640,695
Cato, Cl. A	16,400	472,648
Children's Place Retail Stores	16,100 [a]	596,183
Christopher & Banks	21,650	399,442
Coachmen Industries	6,900	119,784
Cost Plus	12,400 [a]	398,412
Department 56	13,200 [a]	219,780
Dress Barn	19,600 [a]	344,960
Electronics Boutique Holdings	16,300 [a]	699,922
Enesco Group	5,100 [a]	41,208
Ethan Allen Interiors	25,400	1,016,508
Fedders	9,300	33,666
Fleetwood Enterprises	30,800 [a]	414,568
Fossil	48,300 [a]	1,238,412
Fred's	21,600	375,840
Frontier Airlines	20,400 [a]	232,764
GameStop, Cl. B	34,500 [a]	773,145
Genesco	15,000 [a]	467,100
Goody's Family Clothing	21,700	198,338
Great Atlantic & Pacific	21,000 [a]	215,250
Group 1 Automotive	14,100 [a]	444,150

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Guitar Center	17,400 a	916,806
Gymboree	16,700 a	214,094
Haggar	2,400	56,349
Hancock Fabrics	8,500	88,145
Haverty Furniture	17,700	327,450
Hibbett Sporting Goods	18,200 a	484,302
Hot Topic	30,650 a,b	526,874
IHOP	12,600	527,814
Insight Enterprises	28,800 a	590,976
Interface, Cl. A	25,600 a	255,232
J. Jill Group	15,000 a	223,350
JAKKS Pacific	19,500 a,b	431,145
Jack in the Box	24,700 a	910,689
Jo-Ann Stores	16,625 a	457,852
K-Swiss	24,900	725,088
K2	28,500 a	452,580
Kellwood	19,300	665,850
La-Z Boy	33,700	517,969
Landry's Restaurants	18,000	523,080
Linens 'n Things	28,400 a	704,320
Lone Star Steakhouse & Saloon	16,000 a	448,000
Longs Drug Stores	22,800	628,596
Marcus	21,200	532,968
Men's Wearhouse	23,000 a	735,080
Mesa Air Group	23,200 a,b	184,208
Midas	11,700 a	234,000
Monaco Coach	21,000	431,970
Movie Gallery	25,700	490,099
Multimedia Games	18,900 a	297,864
NBTY	46,200 a	1,109,262
National Presto Industries	4,400	200,200
Nautilus Group	25,000	604,250
O'Charleys	15,000 a	293,250
OshKosh B'Gosh	8,800	188,320
Oshkosh Truck	23,900	1,634,282
Oxford Industries	10,800	446,040
P.F. Chang's China Bistro	16,700 a,b	941,045

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Panera Bread, Cl. A	19,600 a,b	790,272
Papa John's International	11,000 a	378,840
Pep Boys-Manny, Moe & Jack	38,000	648,660
Phillips-Van Heusen	20,700	558,900
Pinnacle Entertainment	22,600 a	447,028
Polaris Industries	29,700	2,020,194
Quicksilver	38,800 a	1,155,852
RARE Hospitality International	20,950 a	667,467
Russ Berrie & Co.	14,200	324,328
Russell	20,700	403,236
Ryan's Restaurant Group	28,900 a	445,638
SCP Pool	35,825	1,142,818
School Specialty	15,100 a	582,256
Select Comfort	25,700 a	461,058
ShopKo Stores	20,500 a	382,940
Shuffle Master	16,000 a,b	753,600
SkyWest	36,900	740,214
Sonic	40,350 a	1,230,675
Sonic Automotive	27,400	679,520
Stage Stores	12,900 a	535,608
Standard Motor Products	14,700	232,260
Steak n Shake	19,000 a	381,520
Stein Mart	32,300 a	551,038
Stride Rite	26,000	290,420
Sturm, Ruger & Co.	18,400	166,152
Superior Industries International	14,000 b	406,700
TBC	12,700 a	353,060
Too	25,100 a	613,946
Toro	16,100	1,309,735
Tractor Supply	24,300 a	904,203
Triarc, Cl. B	42,000	514,920
WMS Industries	17,900 a,b	600,366
Wabash National	22,300 a	600,539
Winnebago Industries	24,000	937,440
Wolverine World Wide	27,900	876,618
Zale	36,600 a	1,093,242
		59,167,266

Common Stocks (continued)	Shares	Value ($)
Consumer Staples–2.5%		
American Italian Pasta, Cl. A	9,200 [b]	213,900
Corn Products International	25,200	1,349,712
DIMON	30,700	206,304
Delta & Pine Land	25,100	684,728
Flowers Foods	29,900	944,242
Hain Celestial Group	21,400 [a]	442,338
J & J Snack Foods	6,700	328,501
Lance	21,800	414,854
Libbey	10,000	222,100
Nash Finch	10,300	388,928
Nature's Sunshine Products	10,900	221,924
Performance Food Group	29,000 [a]	780,390
Ralcorp Holdings	19,000	796,670
Sanderson Farms	15,100	653,528
United Natural Foods	24,300 [a]	755,730
WD-40	11,100	315,351
		8,719,200
Energy–7.6%		
American States Water	8,750	227,500
Atmos Energy	52,100	1,424,935
Atwood Oceanics	8,800 [a]	458,480
Cabot Oil & Gas	21,000	929,250
Cal Dive International	27,500 [a]	1,120,625
Carbo Ceramics	10,000	690,000
Cascade Natural Gas	6,900	146,280
Cimarex Energy	29,200 [a]	1,106,680
Dril-Quip	12,700 [a]	308,102
Energen	25,600	1,509,120
Frontier Oil	19,600	522,536
Headwaters	22,700 [a]	646,950
Hydril	15,200 [a]	691,752
Laclede Group	14,900	464,135
New Jersey Resources	18,500	801,790
Northwest Natural Gas	19,000	641,060
Oceaneering International	18,600 [a]	694,152
Patina Oil & Gas	46,086	1,728,225
Petroleum Development	12,400 [a]	478,268

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Piedmont Natural Gas	51,100	1,187,564
Remington Oil & Gas	20,900 a	569,525
St. Mary Land & Exploration	19,300	805,582
Southern Union	53,498 a	1,282,886
Southwest Gas	23,200	589,280
Southwestern Energy	22,900 a	1,160,801
Spinnaker Exploration	21,200 a	743,484
Stone Energy	19,000 a	856,710
Swift Energy	16,800 a	486,192
TETRA Technologies	15,600 a	441,480
UGI	35,750	1,462,533
Unit	31,200 a	1,192,152
Veritas DGC	21,000 a	470,610
Vintage Petroleum	43,000	975,670
W-H Energy Services	15,600 a	348,816
		27,163,125
Health Care—10.4%		
Accredo Health	31,900 a	884,268
Advanced Medical Optics	25,200 a,b	1,036,728
Alpharma, Cl. A	37,600	637,320
Amedisys	10,800 a	349,812
American Healthways	20,400 a	674,016
American Medical Systems Holdings	22,600 a	944,906
Amerigroup	17,200 a	1,301,352
AmSurg	21,150 a	624,771
ArQule	19,500 a	112,905
ArthroCare	14,300 a,b	458,458
BioLase Technology	11,300 b	122,831
Biosite	10,400 a,b	640,016
Bradley Pharmaceuticals	11,500 a,b	223,100
CONMED	21,200 a	602,504
Cambrex	18,000	487,800
Cooper Cos.	22,400	1,581,216
CryoLife	3,400 a,b	24,038
Curative Health Services	10,500 a	71,925
Cyberonics	12,900 a,b	267,288
DJ Orthopedics	13,700 a	293,454

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Datascope	11,500		456,435
Diagnostic Products	19,600		1,078,980
Enzo Biochem	22,266	a	433,519
Gentiva Health Services	17,800	a	297,616
Haemonetics	17,700	a	640,917
Hologic	13,000	a	357,110
Hooper Holmes	39,700		235,024
ICU Medical	8,800	a,b	240,592
IDEXX Laboratories	23,200	a	1,266,488
Immucor	29,950	a	704,125
Integra LifeSciences Holdings	18,400	a	679,512
Invacare	21,300		985,338
Kensey Nash	8,300	a,b	286,599
LCA-Vision	14,450		337,986
LabOne	12,300	a	394,092
MGI Pharma	45,200	a	1,266,052
Medicis Pharmaceutical, Cl. A	37,300		1,309,603
Mentor	27,000		910,980
Merit Medical Systems	17,700	a	270,456
Noven Pharmaceuticals	16,100	a	274,666
OCA	37,000	a,b	234,950
Odyssey Healthcare	22,200	a,b	303,696
Osteotech	10,800	a	59,400
Owens & Minor	27,200		766,224
Pediatrix Medical Group	16,100	a	1,031,205
PolyMedica	18,400		686,136
Possis Medical	12,400	a	167,152
Priority Healthcare, Cl. B	27,700	a	603,029
Province Healthcare	32,500	a	726,375
Regeneron Pharmaceuticals	31,800	a	292,878
RehabCare Group	12,400	a	347,076
ResMed	22,400	a	1,144,640
Respironics	24,300	a	1,320,948
SFBC International	8,600	a	339,700
Savient Pharmaceuticals	40,500	a	109,755
Sierra Health Services	18,800	a	1,036,068
Sola International	23,000	a	633,420

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Sunrise Senior Living	14,400 a	667,584
Sybron Dental Specialties	26,500 a	937,570
Theragenics	21,700 a	88,102
United Surgical Partners International	18,700 a	779,790
Viasys Healthcare	21,300 a	404,700
Vital Signs	10,200	396,984
		36,842,180
Interest Sensitive−15.9%		
Anchor Bancorp Wisconsin	14,700	428,505
BankAtlantic Bancorp, Cl. A	39,300	782,070
BankUnited Financial, Cl. A	20,300 a	648,585
Boston Private Financial Holdings	17,200	484,524
Brookline Bancorp	40,500	660,960
CRT Properties	18,500	441,410
Capital Automotive	30,000	1,065,750
Cash America International	18,100	538,113
Centene	28,800 a	816,480
Chittenden	28,625	822,396
Colonial Properties Trust	20,300	797,181
Commercial Federal	25,400	754,634
Commercial Net Lease Realty	35,900	739,540
Community Bank System	19,200	542,400
Delphi Financial Group, Cl. A	21,400	987,610
Dime Community Bancshares	22,700	406,557
Downey Financial	19,200	1,094,400
East West Bancorp	33,400	1,401,464
Entertainment Properties Trust	18,300	815,265
Essex Property Trust	15,400	1,290,520
Financial Federal	9,900	388,080
First Bancorp	27,350	1,736,998
First Midwest Bancorp	30,700	1,114,103
First Republic Bank	11,900	630,700
FirstFed Financial	10,600 a	549,822
Flagstar Bancorp	43,800	989,880
Fremont General	53,600	1,349,648
Gables Residential Trust	20,000	715,800
Glenborough Realty Trust	20,600	438,368

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Gold Banc	27,100	396,202
Hilb, Rogal & Hamilton	25,600	927,744
Hudson United Bancorp	31,800	1,252,284
Investment Technology Group	28,100 [a]	562,000
Irwin Financial	19,900	564,961
Kilroy Realty	17,100	731,025
LandAmerica Financial Group	12,300 [b]	663,339
Lexington Corporate Properties Trust	33,600	758,688
MAF Bancorp	21,400	959,148
NCO Group	20,400 [a]	527,340
Nara Bancorp	18,500	393,495
New Century Financial	37,550	2,399,821
Parkway Properties	6,200	314,650
Philadelphia Consolidated Holding	15,500 [a]	1,025,170
Piper Jaffray	14,000 [a]	671,300
Presidential Life	23,000	390,080
PrivateBancorp	16,000	515,680
ProAssurance	19,400 [a]	758,734
Provident Bankshares	21,600	785,592
RLI	14,800	615,236
Republic Bancorp	42,676	652,089
Rewards Network	20,400 [a]	142,800
Riggs National	19,500	414,570
SWS Group	13,000	284,960
Selective Insurance Group	18,300	809,592
Shurgard Storage Centers, Cl. A	29,800	1,311,498
South Financial Group	47,800	1,554,934
Southwest Bancorporation of Texas	47,400	1,103,946
Sovran Self Storage	11,600	488,824
Sterling Bancshares	32,700	466,629
Sterling Financial	15,220 [a]	597,537
Stewart Information Services	11,900	495,635
Susquehanna Bancshares	32,600	813,370
Trustco Bank	47,000	648,130
UCBH Holdings	32,200	1,475,404
UICI	30,600	1,037,340
Umpqua Holdings	31,200	786,552

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
United Bankshares	27,200	1,037,680
Waypoint Financial	22,250	630,787
Whitney Holding	26,600	1,196,734
Wintrust Financial	14,500	825,920
World Acceptance	11,500 a	316,365
Zenith National Insurance	14,400	717,696
		56,453,244
Producer Goods & Services—22.9%		
A. Schulman	20,900	447,469
A.M. Castle	11,200 a	133,728
A.O. Smith	19,900	595,806
AAR	21,300 a	290,106
AMCOL International	22,300	448,007
Acuity Brands	28,700	912,660
Aleris International	17,665 a	298,891
Apogee Enterprises	19,200	257,472
Applied Industrial Technologies	21,600	591,840
AptarGroup	24,300	1,282,554
Arch Chemicals	17,400	500,772
Arkansas Best	18,200	816,998
Armor Holdings	21,500 a	1,010,930
Astec Industries	14,300 a	246,103
Baldor Electric	24,500	674,485
Barnes Group	15,200	402,952
Belden	30,100	698,320
Brady, Cl. A	16,400	1,026,148
Briggs & Stratton	33,700	1,401,246
Brush Engineered Materials	10,100 a	186,850
Buckeye Technologies	19,900 a	258,899
Building Materials Holding	8,100	310,149
C&D Technologies	14,900	253,896
CLARCOR	18,200	996,814
CUNO	11,700 a	694,980
Caraustar Industries	17,300 a	290,986
Carpenter Technology	17,400	1,017,204
Century Aluminum	22,000 a	577,720
Champion Enterprises	44,700 a	528,354

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Chesapeake	15,900	431,844
Cleveland-Cliffs	7,000	727,020
Commercial Metals	19,800	1,001,088
Cubic	15,000	377,550
Curtiss-Wright	14,600	838,186
DRS Technologies	17,700 a	755,967
Deltic Timber	8,300	352,335
EDO	12,100	384,175
EGL	32,300 a	965,447
ElkCorp	12,400	424,328
Emcor Group	10,000 a	451,800
Engineered Support Systems	19,025	1,126,661
Florida Rock Industries	30,400	1,809,712
Forward Air	15,800 a	706,260
Gardner Denver	13,400 a	486,286
GenCorp	31,300	581,241
Georgia Gulf	23,800	1,185,240
Griffon	21,900 a	591,300
H.B. Fuller	20,300	578,753
Heartland Express	51,800	1,163,946
Hughes Supply	43,400	1,403,990
IDEX	33,800	1,368,900
Insituform Technologies, Cl. A	15,900 a	360,453
Intermagnetics General	16,400 a	416,724
Ionics	14,200 a,b	615,428
JLG Industries	26,000	510,380
Kaman, Cl. A	19,800	250,470
Kansas City Southern	38,800 a	687,924
Kaydon	18,400	607,568
Kirby	16,400 a	727,832
Knight Transportation	36,350	901,480
Landstar System	21,100 a	1,553,804
Lawson Products	7,700	388,311
Lennox International	40,900	832,315
Lindsay Manufacturing	6,300	163,044
Lone Star Technologies	17,700	592,242
Lydall	11,900 a	141,134

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
M.D.C. Holdings	21,815	1,885,689
MacDermid	21,300	768,930
Manitowoc	20,400	768,060
Massey Energy	49,200	1,719,540
Maverick Tube	28,700 [a]	869,610
Meritage	8,800 [a]	991,760
Milacron	11,156 [a]	37,819
Moog, Cl. A	17,800 [a]	807,230
Mueller Industries	26,300	846,860
Myers Industries	23,502	300,826
NVR	4,350 [a]	3,346,890
Neenah Paper	10,600 [a,b]	345,560
OM Group	20,400 [a]	661,368
Offshore Logistics	16,900 [a]	548,743
Omnova Solutions	17,500 [a]	98,350
Penford	6,900	108,537
PolyOne	54,400 [a]	492,864
Pope & Talbot	11,200	191,632
Quaker Chemical	6,500	161,460
Quanex	12,400	850,268
RTI International Metals	15,000 [a]	308,100
Rayovac	23,200 [a]	708,992
Regal Beloit	16,600	474,760
Reliance Steel & Aluminum	22,800	888,288
Robins & Myers	10,700	254,981
Rock-Tenn, Cl. A	24,500	371,420
Ryerson Tull	14,300	225,225
SEACOR	11,400 [a]	608,760
Schweitzer-Mauduit International	9,900	336,105
Simpson Manufacturing	30,800	1,074,920
Skyline	6,200	252,960
Standard Pacific	22,000	1,411,080
Standex International	9,000	256,410
Steel Technologies	9,600	264,096
Stewart & Stevenson Services	19,400	392,462
SurModics	12,700 [a,b]	412,877
Technitrol	26,800 [a]	487,760

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Teledyne Technologies	24,000 [a]	706,320
Texas Industries	15,500	966,890
Thomas Industries	11,300	451,096
Timken	62,200	1,618,444
Tredegar	27,600	557,796
Triumph Group	10,900 [a]	430,550
URS	28,600 [a]	918,060
USF	18,100	686,895
United Stationers	22,400 [a]	1,034,880
Universal Forest Products	10,300	447,020
Valmont Industries	16,400	411,804
Watsco	18,300	644,526
Watts Water Technologies	20,800	670,592
Wausau-Mosinee Paper	35,200	628,672
Wellman	13,500	144,315
Wilson Greatbatch Technologies	12,900 [a]	289,218
Wolverine Tube	6,500 [a]	83,915
Woodward Governor	8,900	637,329
Yellow Roadway	31,971 [a]	1,781,104
		81,254,095
Services—7.9%		
ABM Industries	33,200	654,704
ADVO	20,450	729,043
Aaron Rents	30,000	750,000
Administaff	18,500 [a]	233,285
Altiris	16,100 [a]	570,423
Arbitron	22,500 [a]	881,550
Boston Communications Group	12,100 [a]	111,804
Bowne & Co.	24,800	403,248
CACI International, Cl. A	18,800 [a]	1,280,844
CDI	12,800	273,664
Central Parking	20,700	313,605
Cerner	24,600 [a,b]	1,307,982
Chemed	8,800	590,568
Ciber	39,300 [a]	378,852
Consolidated Graphics	9,800 [a]	449,820
Cross Country Healthcare	21,700 [a]	392,336

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Daktronics	13,300 a	331,037
Digital Insight	23,500 a	432,400
eFunds	33,400 a	801,934
4Kids Entertainment	9,400 a	197,588
FactSet Research Systems	21,800	1,273,992
FindWhat.com	20,200 a	358,146
G & K Services, Cl. A	15,200	659,984
Global Payments	26,200	1,533,748
Heidrick & Struggles International	13,000 a	445,510
Insurance Auto Auction	11,200 a	251,104
Intrado	11,900 a	143,990
John H. Harland	19,600	707,560
Labor Ready	29,400 a	497,448
MAXIMUS	14,000 a	435,680
MICROS Systems	13,400 a	1,046,004
ManTech International, Cl. A	19,400 a	460,556
Mobile Mini	8,300 a	274,232
NDCHealth	20,500	381,095
PAREXEL International	18,400 a	373,520
PRG-Schultz International	29,600 a	148,888
Paxar	28,000 a	620,760
Pegasus Solutions	10,100 a	127,260
Pharmaceutical Product Development	36,400 a	1,502,956
Pre-Paid Legal Services	12,200 b	458,110
Shaw Group	37,900 a	676,515
Sourcecorp	10,800 a	206,388
Spherion	31,000 a	260,400
Standard Register	17,300	244,276
StarTek	10,200	290,190
Tetra Tech	34,400 a	575,856
Thomas Nelson	10,900	246,340
Vertrue	7,100 a,b	268,167
Viad	15,100	430,199
Volt Information Sciences	10,900 a	320,351
Waste Connections	32,950 a	1,128,538
Watson Wyatt & Company Holdings	23,000	619,850
		28,052,300

Common Stocks (continued)	Shares	Value ($)
Technology−14.4%		
ANSYS	22,500 a	721,350
ATMI	21,800 a	491,154
Actel	17,000 a	298,180
Adaptec	70,300 a	533,577
Advanced Energy Industries	18,400 a	167,992
Aeroflex	44,100 a	534,492
Agilysys	26,000	445,640
Alliance Semiconductor	10,500 a	38,850
Analogic	9,100	407,589
Anixter International	26,100	939,339
Applied Signal Technology	8,000	282,000
Artesyn Technologies	27,300 a	308,490
Audiovox, Cl. A	13,100 a	206,718
Avid Technology	23,500 a	1,451,125
Axcelis Technologies	65,800 a,b	534,954
BEI Technologies	10,500	324,240
Bel Fuse, Cl. B	9,700	327,763
Bell Microproducts	19,500 a	187,590
Benchmark Electronics	26,000 a	886,600
Black Box	13,100	629,062
Brooks Automation	25,099 a	432,205
Brooktrout Technology	10,900 a	130,909
C-COR.net	31,200 a	290,160
CTS	25,500	338,895
Captaris	20,700 a	106,812
Carreker	17,000 a	146,200
Catapult Communications	10,500 a	253,680
Ceradyne	10,400 a	594,984
Checkpoint Systems	25,400 a	458,470
Cognex	31,100	867,690
Coherent	20,700 a	630,108
Cohu	13,400	248,704
Coinstar	15,200 a	407,816
Concord Communications	6,600 a	73,128
Cymer	22,700 a	670,558
DSP Group	20,000 a	446,600
Dendrite International	28,300 a	549,020

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Digi International	15,900 [a]	273,321
Dionex	15,300 [a]	867,051
DuPont Photomasks	11,800 [a]	311,638
EPIQ Systems	11,000 [a,b]	161,040
ESS Technology	30,300 [a]	215,433
Electro Scientific Industries	19,900 [a]	393,224
Esterline Technologies	15,600 [a]	509,340
Exar	28,300 [a]	401,577
FEI	19,500 [a]	409,500
FLIR Systems	23,400 [a]	1,492,686
FileNet	27,900 [a]	718,704
Gerber Scientific	19,700 [a]	149,917
Global Imaging Systems	16,300 [a]	643,850
Harmonic	38,300 [a]	319,422
Helix Technology	18,000	313,020
Hutchinson Technology	17,000 [a,b]	587,690
Hyperion Solutions	27,200 [a]	1,268,064
Imagistics International	10,500 [a]	353,430
Input/Output	46,000 [a]	406,640
Inter-Tel	19,700	539,386
Internet Security Systems	33,200 [a]	771,900
Itron	13,100 [a]	313,221
JDA Software Group	19,900 [a]	271,038
j2 Global Communications	17,700 [a]	610,650
Keithley Instruments	12,000	236,400
Kopin	34,700 [a]	134,289
Kronos	21,600 [a]	1,104,408
Kulicke & Soffa Industries	40,500 [a]	349,110
Littelfuse	16,200 [a]	553,392
MRO Software	17,500 [a]	227,850
MTS Systems	15,000	507,150
Manhattan Associates	20,000 [a]	477,600
Mapinfo	12,400 [a]	148,552
Meade Instruments	15,200 [a]	52,136
Mercury Computer Systems	14,300 [a]	424,424
Methode Electronics, Cl. A	25,600	328,960
Microsemi	41,700 [a]	723,912

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
NYFIX	21,200	a	131,228
Napster	16,700	a,b	156,980
Network Equipment Technologies	13,100	a	128,642
PC-Tel	12,400	a	98,332
Park Electrochemical	14,700		318,696
Pericom Semiconductor	12,200	a	115,046
Phoenix Technologies	17,400	a	143,724
Photon Dynamics	8,700	a	211,236
Photronics	25,000	a	412,500
Pinnacle Systems	40,400	a	246,440
Planar Systems	12,100	a	135,883
Power Integrations	19,500	a	385,710
Progress Software	25,800	a	602,430
Radiant Systems	16,400	a	106,764
RadiSys	11,300	a	220,915
Rogers	10,500	a	452,550
Roper Industries	28,000		1,701,560
Rudolph Technologies	7,700	a	132,209
SBS Technologies	9,400	a	131,224
SPSS	12,000	a	187,680
ScanSource	8,200	a	509,712
Serena Software	27,100	a	586,444
Skyworks Solutions	104,200	a	982,606
Sonic Solutions	16,900	a,b	379,236
Standard Microsystems	16,300	a	290,629
Supertex	12,400	a	269,080
Symmetricom	32,200	a	312,662
Synaptics	16,900	a	516,802
TALX	10,700		275,953
THQ	27,600	a	633,144
Take-Two Interactive Software	28,200	a	981,078
Tollgrade Communications	7,900	a	96,696
Trimble Navigation	35,400	a	1,169,616
Ultratech	11,800	a	222,430
Varian Semiconductor Equipment Associates	24,000	a	884,400
Veeco Instruments	17,300	a	364,511
Verity	25,200	a	330,624

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
ViaSat	16,000 [a]	388,320
Vicor	26,000	340,860
WebEx Communications	30,000 [a,b]	713,400
Websense	17,000 [a]	862,240
X-Rite	16,200	259,362
Zix	11,900 [a,b]	61,285
		51,383,408
Utilities—1.4%		
Avista	34,400	607,848
CH Energy Group	11,500	552,575
Central Vermont Public Service	8,600	200,036
Cleco	31,800	644,268
Commonwealth Telephone Enterprises	15,100 [a]	749,866
El Paso Electric	29,800 [a]	564,412
General Communication, Cl. A	34,300 [a]	378,672
Green Mountain Power	3,400	98,022
UIL Holdings	10,600	543,780
UniSource Energy	23,700	571,407
		4,910,886
Total Common Stocks		
(cost $273,770,874)		**353,945,704**

Short-Term Investments—.3%	Principal Amount ($)	Value ($)
Repurchase Agreement—.2%		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.60%, dated 12/31/2004, due 1/3/2005 in the amount of $850,113 (fully collateralized by $855,000 of Federal Farm Credit Bank, 3.875%, 2/1/2005 value $869,505)	850,000	**850,000**
U.S. Treasury Bills—.1%		
1.65%, 1/6/2005	200,000 [c]	**199,976**
Total Short-Term Investments		
(cost $1,049,954)		**1,049,976**

Investment of Cash Collateral for Securities Loaned—3.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $11,184,731)	11,184,731 [d]	**11,184,731**
Total Investments (cost $286,005,559)	**103.1%**	**366,180,411**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(11,005,089)**
Net Assets	**100.0%**	**355,175,322**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $10,649,564 and the total market value of the collateral held by the portfolio is $11,184,731.*
[c] *Partially held by a broker in a segregated account as collateral for open financial futures positions.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary[†]

	Value (%)		Value (%)
Producer Goods & Services	22.9	Short-Term/	
Consumer Cyclical	16.7	Money Market Investments	3.4
Interest Sensitive	15.9	Consumer Staples	2.5
Technology	14.4	Utilities	1.4
Health Care	10.4	Futures Contracts	.0
Services	7.9		
Energy	7.6		**103.1**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 12/31/2004 ($)
Financial Futures Long				
Russell 2000	3	980,925	March 2005	**15,550**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $10,649,564)–Note 1(b):		
Unaffiliated issuers	274,820,828	354,995,680
Affiliated issuers	11,184,731	11,184,731
Cash		999,502
Dividends and interest receivable		256,825
Receivable for shares of Beneficial Interest subscribed		121,932
Receivable for futures variation margin–Note 4		1,032
		367,559,702
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		173,543
Liability for securities on loan–Note 1(b)		11,184,731
Payable for investment securities purchased		974,568
Payable for shares of Beneficial Interest redeemed		51,538
		12,384,380
Net Assets ($)		**355,175,322**
Composition of Net Assets ($):		
Paid-in capital		282,137,307
Accumulated undistributed investment income–net		130,462
Accumulated net realized gain (loss) on investments		(7,282,849)
Accumulated net unrealized appreciation (depreciation) on investments (including $15,550 net unrealized appreciation on financial futures)		80,190,402
Net Assets ($)		**355,175,322**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		22,781,381
Net Asset Value, offering and redemption price per share ($)		**15.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $1,226 foreign taxes withheld at source)	2,678,555
Income from securities lending	86,096
Interest	36,094
Total Income	**2,800,745**
Expenses:	
Investment advisory fee–Note 3(a)	837,107
Distribution fees–Note 3(b)	597,934
Interest expense–Note 2	3,300
Loan commitment fees–Note 2	466
Total Expenses	**1,438,807**
Investment Income–Net	**1,361,938**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	5,103,079
Net realized gain (loss) on financial futures	131,491
Net Realized Gain (Loss)	**5,234,570**
Net unrealized appreciation (depreciation) on investments (including $19,600 net unrealized appreciation on financial futues)	45,925,100
Net Realized and Unrealized Gain (Loss) on Investments	**51,159,670**
Net Increase in Net Assets Resulting from Operations	**52,521,608**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	1,361,938	306,755
Net realized gain (loss) on investments	5,234,570	(96,500)
Net unrealized appreciation (depreciation) on investments	45,925,100	32,978,415
Net Increase (Decrease) in Net Assets Resulting from Operations	**52,521,608**	**33,188,670**
Dividends to Shareholders from ($):		
Investment income−net	(1,249,271)	(277,744)
Net realized gain on investments	(7,019,384)	(883,850)
Total Dividends	**(8,268,655)**	**(1,161,594)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	201,151,124	198,696,676
Dividends reinvested	8,268,655	1,161,594
Cost of shares redeemed	(77,951,241)	(94,525,311)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**131,468,538**	**105,332,959**
Total Increase (Decrease) in Net Assets	**175,721,491**	**137,360,035**
Net Assets ($):		
Beginning of Period	179,453,831	42,093,796
End of Period	**355,175,322**	**179,453,831**
Undistributed investment income−net	130,462	23,306
Capital Share Transactions (Shares):		
Shares sold	14,321,753	17,713,708
Shares issued for dividends reinvested	536,938	89,497
Shares redeemed	(5,767,620)	(8,504,999)
Net Increase (Decrease) in Shares Outstanding	**9,091,071**	**9,298,206**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,		
	2004	2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	13.11	9.58	12.50
Investment Operations:			
Investment income—net[b]	.08	.04	.03
Net realized and unrealized gain (loss) on investments	2.79	3.58	(2.94)
Total from Investment Operations	2.87	3.62	(2.91)
Distributions:			
Dividends from investment income—net	(.06)	(.02)	(.01)
Dividends from net realized gain on investments	(.33)	(.07)	–
Total Distributions	(.39)	(.09)	(.01)
Net asset value, end of period	15.59	13.11	9.58
Total Return (%)	21.89	37.78	(23.25)[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.60	.60	.40[c]
Ratio of net investment income to average net assets	.57	.33	.27[c]
Portfolio Turnover Rate	25.06	32.49	117.52[c]
Net Assets, end of period ($ x 1,000)	355,175	179,454	42,094

[a] From May 1, 2002 (commencement of operations) to December 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Small Cap Stock Index Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to match the performance of the Standard & Poor's SmallCap 600 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price

that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times.

Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which

may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $114,897, undistributed capital gains $863,066 and unrealized appreciation $72,060,052.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $4,419,498 and $753,258 and long-term capital gains $3,849,157 and $408,366, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the portfolio decreased accumulated undistributed investment income-net by $5,511, increased accumulated net realized gain (loss) on investments by $6,473 and decreased paid-in capital by $962. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2004 was approximately $218,200, with a related weighted average annualized interest rate of 1.51%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with the Manager, the investment advisory fee is computed at the annual rate of .35 of 1% of the value of the portfolio's average daily net assets and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the expenses of the portfolio except management fees, Rule 12b-1 distribution plan fees, taxes, interest expenses, brokerage commissions, fees and expenses of independent counsel to the portfolio and the non-interested Board members, and extraordinary expenses. In addition, the Manager has also agreed to reduce its fee in an amount equal to the portfolio's allocated portion of the accrued fees and expenses of non-interested board members and fees and expenses of independent counsel to the portfolio.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the portfolio pays the Distributor for distributing their shares, for servicing and/or maintaining shareholder accounts and for advertising and marketing. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the portfolio's average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, the portfolio was charged $597,934 pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $101,233 and Rule 12b-1 distribution plan fees $72,310.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended December 31, 2004, amounted to $184,493,666 and $60,186,317, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2004, are set forth in the Statement of Financial Futures.

At December 31, 2004, the cost of investments for federal income tax purposes was $294,120,359; accordingly, accumulated net unrealized appreciation on investments was $72,060,052, consisting of $84,096,166 gross unrealized appreciation and $12,036,114 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended

Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $.0065 per share as a long-term capital gain distribution of the $.0200 per share paid on March 31, 2004, designates $.1708 per share as a long-term capital gain distribution of the $.3630 per share paid on December 21, 2004 and also hereby designates 55.60% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Investment Portfolios,
Small Cap Stock Index Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0410AR1204

Dreyfus Investment Portfolios, Technology Growth Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
With Those of Other Funds

9 Statement of Investments

12 Statement of Assets and Liabilities

13 Statement of Operations

14 Statement of Changes in Net Assets

15 Financial Highlights

17 Notes to Financial Statements

26 Report of Independent Registered
Public Accounting Firm

27 Board Members Information

29 Officers of the Fund

FOR MORE INFORMATION

Back Cover

Dreyfus Investment Portfolios,
Technology Growth Portfolio

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Technology Growth Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the primary portfolio manager, Mark Herskovitz.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Mark Herskovitz, Primary Portfolio Manager

How did Dreyfus Investment Portfolios, Technology Growth Portfolio perform relative to its benchmarks?

For the 12-month period ended December 31, 2004, the portfolio's Initial shares produced a total return of 0.46%, and its Service shares produced a total return of 0.23%.[1] The portfolio's benchmarks, the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of 7.06% and 11.04%, respectively, over the same period.[2,3]

Technology stocks struggled in 2004 as business fundamentals failed to improve significantly for many companies in a mature industry. The portfolio produced lower returns than its benchmarks, primarily due to weakness among several individual holdings and its lack of exposure to one of the MS High Tech 35 Index's better performing telecommunications equipment stocks.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation by investing at least 80% of its assets in growth companies of any size that we believe are leading producers or beneficiaries of technological innovation. These investments may include companies in the computer, semiconductor, electronics, communications, health care, biotechnology, computer software and hardware, electronic components and systems, networking and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

When evaluating investment opportunities, we first assess economic and market conditions in an attempt to identify trends that we believe are likely to drive demand within the various technology-related sectors. The more attractive sectors are overweighted. Second, we strive to identify the companies that are most likely to benefit from these overall trends. Typically, these companies are leaders in their market segments and are characterized by rapid earnings or revenue growth and dominant market shares. We conduct extensive fundamental research to understand these companies' competitive advantages and to evaluate their ability to maintain their leadership positions over time.

This process enables us to identify the stocks of what we believe are leading technology companies for the portfolio. Many of those stocks are considered core holdings that we believe will lead their industry segments over the long term. We complement these positions with non-core holdings that we believe can provide above-average gains over a shorter time frame.

Although the portfolio looks for companies with the potential for strong earnings or revenue growth rates, some of the portfolio's investments may currently be experiencing losses. Moreover, the portfolio may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings ("IPOs").

What other factors influenced the portfolio's performance?

Although most sectors of the S&P 500 Index rallied strongly during the fall of 2004, technology stocks did not participate as strongly as other areas, and the industry group posted negative absolute returns for the year overall. Simply put, there was little for investors to get excited about during a year characterized by a lack of new "killer app" products or investment themes.

Nonetheless, the portfolio enjoyed a number of successes in 2004. Internet auctioneer eBay represented the portfolio's top performer for the year as the company continued to build its customer base in a high-margin business. Internet portal Yahoo! also fared well in an improving environment for online advertising. In the software area, computer security specialist Symantec benefited from rising sales of its anti-virus programs, and Adobe Systems posted strong results from new products for document storage and digital photography. Among storage companies, Network Appliance saw higher demand from corporations seeking to preserve documentation as required by new corporate governance regulations.

In addition, the portfolio received positive contributions to performance from Dell, which has extended its successful business model into new areas. Wireless telecommunications company QUALCOMM fared well as CDMA technology continued to gain popularity, and Motorola was rewarded for focusing more intently on its core businesses. Finally, the portfolio profited from its brief investment in search engine Google, a position we established in the wake of its successful IPO and sold before year-end.

These successes were more than offset during the reporting period by several disappointments. First, the portfolio's relative performance was hurt by its lack of exposure to telecommunications equipment maker Ericsson, which boosted returns for the MS High Tech 35 Index. Semiconductor giant Intel, hurt by soft customer demand and competitive pressures, was the greatest detractor from the portfolio's performance. Network equipment company Cisco Systems lost value as its growth rate moderated, and DSL equipment manufacturer ADTRAN suffered from pricing pressures.

What is the portfolio's current strategy?

We recently have identified a number of technology companies that we believe are positioned for growth, including companies in the customer-service outsourcing, distance learning and online telephony industries. At the same time, we have maintained the portfolio's position in non-traditional technology companies, including several biotechnology companies, that have done well. In our view, focusing on leading companies in fast growing market niches remains a key to success for today's technology investors.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Technology Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.
The portfolio's share price is likely to be more volatile than that of other portfolios that do not concentrate in one sector. The technology sector involves special risks, such as the faster rate of change and obsolescence of technological advances, and has been among the most volatile sectors of the stock market.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors.*

[3] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Technology Growth Portfolio Initial shares and Service shares with the Standard & Poor's 500 Composite Stock Price Index and the Morgan Stanley High Technology 35 Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**8/31/99**	**0.46%**	**(14.81)%**	**(6.51)%**
Service shares	**8/31/99**	**0.23%**	**(15.01)%**	**(6.71)%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

†† *Source: Bloomberg L.P.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Technology Growth Portfolio on 8/31/99 (inception date of Initial shares) to a $10,000 investment made in the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The MS High Tech 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. Neither of the foregoing indices take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Technology Growth Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.28	$ 5.76
Ending value (after expenses)	$1,028.30	$1,027.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.27	$ 5.74
Ending value (after expenses)	$1,020.91	$1,019.46

† *Expenses are equal to the portfolio's annualized expense ratio of .84% for Initial shares and 1.13% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks–98.3%	Shares		Value ($)
Computer Services–6.7%			
Accenture	125,000	a	3,375,000
Automatic Data Processing	77,300		3,428,255
Cognizant Technology Solutions	46,000	a	1,947,180
			8,750,435
Data Storage–6.4%			
EMC	200,000	a	2,974,000
Network Appliance	160,000	a	5,315,200
			8,289,200
Hardware–4.5%			
Dell	140,000	a	**5,899,600**
Health Care–9.7%			
Amgen	46,500	a	2,982,975
Genentech	55,000	a	2,994,200
Teva Pharmaceutical Industries, ADR	100,000		2,986,000
Zimmer Holdings	45,500	a	3,645,460
			12,608,635
Internet–12.6%			
Apollo Group, Cl. A	41,400	a	3,341,394
eBay	47,500	a	5,523,300
VeriSign	86,000	a	2,882,720
Yahoo!	125,000	a	4,710,000
			16,457,414
Networking–5.9%			
Cisco Systems	207,000	a	3,995,100
Juniper Networks	135,000	a	3,670,650
			7,665,750
Semiconductors–18.4%			
Intel	98,500		2,303,915
Linear Technology	79,000		3,062,040
Microchip Technology	106,500		2,839,290

Common Stocks (continued)	Shares	Value ($)
Semiconductors (continued)		
QUALCOMM	96,000	4,070,400
Taiwan Semiconductor Manufacturing	2,479,962	3,939,543
Texas Instruments	74,500	1,834,190
United Microelectronics, ADR	755,000 [a]	2,665,150
Xilinx	111,000	3,291,150
		24,005,678
Software—19.3%		
Adobe Systems	64,200	4,027,908
Check Point Software Technologies	105,000 [a]	2,586,150
Cognos	54,300 [a]	2,392,458
Electronic Arts	31,500 [a]	1,942,920
Mercury Interactive	50,000 [a]	2,277,500
Microsoft	150,000	4,006,500
Oracle	183,300 [a]	2,514,876
SAP, ADR	81,500	3,603,115
Symantec	65,000 [a]	1,674,400
TIBCO Software	10,000 [a]	133,400
		25,159,227
Telecommunication Equipment—13.0%		
Amdocs	142,000 [a]	3,727,500
Avaya	214,200 [a]	3,684,240
Comverse Technology	109,400 [a]	2,674,830
Corning	310,500 [a]	3,654,585
Motorola	186,500	3,207,800
		16,948,955
Telecommunication Services—1.8%		
Verizon Communications	58,500	**2,369,835**
Total Common Stocks		
(cost $103,646,987)		**128,154,729**

Other Investments—1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,497,718)	2,497,718 b	**2,497,718**
Total Investments (cost $106,144,705)	**100.2%**	**130,652,447**
Liabilities, Less Cash and Receivables	**(.2%)**	**(207,885)**
Net Assets	**100.0%**	**130,444,562**

ADR—American Depository Receipts.

a Non-income producing.

b Investment in affiliated money market mutual fund.

Portfolio Summary†

	Value (%)		Value (%)
Software	19.3	Data Storage	6.4
Semiconductors	18.4	Networking	5.9
Telecommunication Equipment	13.0	Hardware	4.5
Internet	12.6	Money Market Investments	1.9
Health Care	9.7	Telecommunication Services	1.8
Computer Services	6.7		**100.2**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	103,646,987	128,154,729
Affiliated issuers	2,497,718	2,497,718
Cash		59,015
Cash denominated in foreign currencies	48,219	49,232
Dividends and interest receivable		35,264
Receivable for shares of Beneficial Interest subscribed		3,292
Prepaid expenses		861
		130,800,111
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		95,197
Payable for investment securities purchased		133,924
Payable for shares of Beneficial Interest redeemed		58,631
Accrued expenses		67,797
		355,549
Net Assets ($)		**130,444,562**
Composition of Net Assets ($):		
Paid-in capital		238,198,392
Accumulated net realized gain (loss) on investments		(132,262,585)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		24,508,755
Net Assets ($)		**130,444,562**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	94,397,134	36,047,428
Shares Outstanding	10,831,301	4,183,890
Net Asset Value Per Share ($)	**8.72**	**8.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $30,347 foreign taxes withheld at source):	
Unaffiliated issuers	800,224
Affiliated issuers	84,313
Income from securities lending	63,649
Total Income	**948,186**
Expenses:	
Investment advisory fee–Note 3(a)	920,873
Distribution fees–Note 3(b)	64,507
Prospectus and shareholders' reports	44,669
Professional fees	34,932
Custodian fees–Note 3(b)	28,040
Trustees' fees and expenses–Note 3(c)	4,438
Shareholder servicing costs–Note 3(b)	4,397
Registration fees	150
Miscellaneous	2,601
Total Expenses	**1,104,607**
Less–reduction in custody fees	
due to earnings credits–Note 1(c)	(20)
Net Expenses	**1,104,587**
Investment (Loss)–Net	**(156,401)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	
and foreign currency transactions	(2,552,041)
Net realized gain (loss) on forward currency exchange contracts	559
Net Realized Gain (Loss)	**(2,551,482)**
Net unrealized appreciation (depreciation)	
on investments and foreign currency transactions	2,727,790
Net Realized and Unrealized Gain (Loss) on Investments	**176,308**
Net Increase in Net Assets Resulting from Operations	**19,907**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment (loss)–net	(156,401)	(370,347)
Net realized gain (loss) on investments	(2,551,482)	(4,754,756)
Net unrealized appreciation (depreciation) on investments	2,727,790	37,520,239
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,907**	**32,395,136**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	14,566,252	36,338,606
Service shares	22,254,061	13,834,855
Cost of shares redeemed:		
Initial shares	(22,008,917)	(15,509,117)
Service shares	(4,181,087)	(5,838,062)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**10,630,309**	**28,826,282**
Total Increase (Decrease) in Net Assets	**10,650,216**	**61,221,418**
Net Assets ($):		
Beginning of Period	119,794,346	58,572,928
End of Period	**130,444,562**	**119,794,346**
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	1,684,279	4,840,888
Shares redeemed	(2,654,202)	(2,218,978)
Net Increase (Decrease) in Shares Outstanding	**(969,923)**	**2,621,910**
Service Shares		
Shares sold	2,672,046	1,831,925
Shares redeemed	(505,263)	(827,479)
Net Increase (Decrease) in Shares Outstanding	**2,166,783**	**1,004,446**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	8.68	5.75	9.49	14.19	19.45
Investment Operations:					
Investment (loss)–net a	(.01)	(.03)	(.04)	(.02)	(.06)
Net realized and unrealized gain (loss) on investments	.05	2.96	(3.70)	(4.68)	(5.18)
Total from Investment Operations	.04	2.93	(3.74)	(4.70)	(5.24)
Distributions:					
Dividends from net realized gain on investments	–	–	–	–	(.02)
Net asset value, end of period	8.72	8.68	5.75	9.49	14.19
Total Return (%)	.46	50.96	(39.41)	(33.12)	(26.98)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.88	.89	.87	.84
Ratio of net expenses to average net assets	.85	.88	.89	.87	.84
Ratio of net investment (loss) to average net assets	(.10)	(.42)	(.53)	(.15)	(.30)
Portfolio Turnover Rate	62.50	38.22	91.47	86.25	121.88
Net Assets, end of period ($ x 1,000)	94,397	102,441	52,786	94,992	139,547

a   *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	8.60	5.71	9.45	14.19	14.19
Investment Operations:					
Investment (loss)−net	(.02)[b]	(.05)[b]	(.05)[b]	(.05)[b]	–
Net realized and unrealized gain (loss) on investments	.04	2.94	(3.69)	(4.69)	–
Total from Investment Operations	.02	2.89	(3.74)	(4.74)	–
Net asset value, end of period	8.62	8.60	5.71	9.45	14.19
Total Return (%)	.23	50.61	(39.58)	(33.40)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.13	1.12	1.20	–
Ratio of net expenses to average net assets	1.10	1.13	1.12	1.20	–
Ratio of net investment (loss) to average net assets	(.24)	(.70)	(.77)	(.60)	–
Portfolio Turnover Rate	62.50	38.22	91.47	86.25	121.88
Net Assets, end of period ($ x 1,000)	36,047	17,353	5,787	8,151	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company, currently offering nine series, including the Technology Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of

the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $130,934,348 and unrealized appreciation $23,180,518.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $10,860,287 of the carryover expires in fiscal 2008, $68,467,967 expires in fiscal 2009, $40,345,577 expires in fiscal 2010, $7,722,694 expires in fiscal 2011 and $3,537,823 expires in fiscal 2012.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses, the portfolio increased accumulated undistributed investment income-net by $156,401, decreased accumulated net realized gain (loss) on investments by $449 and decreased paid-in capital by $155,952. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service

shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $64,507 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $170 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $28,040 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $82,760, Rule 12b-1 distribution plan fees $7,449, custodian fees $4,952 and transfer agency per account fees $36.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2004, amounted to $86,611,113 and $72,751,814, respectively.

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2004, there were no forward currency exchange contracts outstanding.

At December 31, 2004, the cost of investments for federal income tax purposes was $107,472,941; accordingly, accumulated net unrealized appreciation on investments was $23,179,506, consisting of $26,099,787 gross unrealized appreciation and $2,920,281 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative

claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Technology Growth Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Technology Growth Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Technology Growth Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Investment Portfolios,
Technology Growth Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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